Filed pursuant to
General Instruction II.L. of Form F-10
File No. 333-260011

PROSPECTUS SUPPLEMENT

TO A SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 1, 2021

New Issue	November 3, 2021

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

$250,000,000

This Prospectus Supplement qualifies the distribution (the “Offering”) of Stapled Units (as defined herein) (the “Offered Units”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, and together with Granite REIT, “Granite”) having an aggregate sale price of up to $250,000,000. See “Plan of Distribution”.

The Offering is being made pursuant to an equity distribution agreement dated November 3, 2021 (the “Distribution Agreement”) among Granite REIT, Granite GP and BMO Nesbitt Burns Inc. (“BMO”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”), (collectively, the “Agents”), pursuant to which Granite may distribute Offered Units from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Offered Units, if any, under the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”) or any other recognized marketplace upon which the Offered Units are listed or quoted or where the Offered Units are traded in Canada. The Offered Units will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Offered Units are sold may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See “Plan of Distribution”.

Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario pursuant to an amended and restated declaration of trust dated December 20, 2017, as further amended or amended and restated from time to time (the “Declaration of Trust”). The trust units of Granite REIT (each, a “REIT Unit”) and the common shares of Granite GP (each, a “GP Share”) trade as stapled units (“Stapled Units”), each Stapled Unit consisting of one REIT Unit and one GP Share. The currently issued and outstanding Stapled Units are listed for trading on the TSX under the symbol “GRT.UN” and on the New York Stock Exchange (the “NYSE”) under the symbol “GRP.U”. The closing price of the Stapled Units on the TSX on November 2, 2021, the last trading day prior to the filing of this Prospectus Supplement, was $99.07.

The closing price of the Stapled Units on the NYSE on November 2, 2021, the last trading day prior to the filing of this Prospectus Supplement, was US$79.91. The TSX has conditionally approved the listing of the Offered Units on the TSX. Listing is subject to Granite fulfilling all of the listing requirements of the TSX. Granite has applied to list the Offered Units on the NYSE. Listing is subject to Granite fulfilling all of the listing requirements of the NYSE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. The financial statements of Granite included or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Offered Units may have tax consequences both in the United States and Canada. This Prospectus Supplement and the Base Shelf Prospectus may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Granite REIT and Granite GP are formed or incorporated under the laws of Canada, most of Granite’s officers and directors and most of the experts named in this Prospectus Supplement and the Base Shelf Prospectus are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of Granite’s assets, are located outside the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Granite will pay the Agents compensation for their services in acting as agents in connection with the sale of Offered Units pursuant to the Distribution Agreement equal to 2.0% of the gross proceeds from the sale of Offered Units pursuant to the Offering (the “Commission”).

As sales agents, the Agents will not engage in any prohibited transactions to stabilize or maintain the price of the Offered Units. No Agent of the at-the-market distribution, no affiliate of an Agent and no person or company acting jointly or in concert with an Agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Units, or securities of the same class as the Offered Units distributed under this Prospectus Supplement, including selling an aggregate number or principal amount of securities that would result in such Agent creating an over-allocation position in the securities.

The Agents are affiliates of Canadian chartered banks that act as lenders under a $1.0 billion unsecured revolving credit facility (the “Credit Facility”) of Granite LP (as defined herein). Scotia and TD are affiliates of Canadian chartered banks that act as lenders under Granite LP’s senior unsecured non-revolving term facility in the amount of US$185.0 million (the “2024 Term Loan”). BMO is an affiliate of a Canadian chartered bank that acts as a lender under Granite LP’s senior unsecured non-revolving term facility in the amount of $300.0 million (the “2026 Term Loan”). In addition, certain affiliates of the Agents are counterparties to cross-currency interest rate swap agreements with Granite LP. Consequently, Granite may be considered a “connected issuer” to the Agents under applicable Canadian securities legislation. See “Relationship Between Granite and the Agents” for further information.

ii

A return on a purchaser’s investment in Stapled Units is not comparable to the return on an investment in a fixed income security. The recovery of a purchaser’s initial investment is at risk, and the anticipated return on a purchaser’s investment is based on many performance assumptions. Although Granite intends to make distributions to Unitholders (as defined herein), these distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the financial performance of Granite’s properties, debt covenants and other contractual obligations, working capital requirements and future capital requirements, all of which are subject to a number of risks. It is important for a purchaser of Stapled Units to consider the particular risk factors, described in the “Risk Factors” section of this Prospectus (which, for certainty, incorporates by reference the information under the heading “Risk Factors” in the Annual Information Form (as defined herein)), which may affect Granite and its business, the real estate industry and the Offering, and therefore the stability of distributions that a purchaser of Stapled Units receives.

The after-tax return from an investment in Stapled Units to Unitholders subject to Canadian federal income tax will depend, in part, on the composition for Canadian federal income tax purposes of distributions paid by Granite, portions of which may be fully or partially taxable or may constitute tax deferred returns of capital (i.e., returns that initially are non-taxable but which reduce the adjusted cost base of the Unitholders’ Stapled Units). The composition of distributions for Canadian federal income tax purposes may change over time, thus affecting the after-tax return to Unitholders.

The Stapled Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (the “CDICA”) and are not insured under the provisions of the CDICA or any other legislation. Furthermore, Granite REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although Granite REIT is intended to qualify as a “mutual fund trust” as defined by the Tax Act (as defined herein), Granite REIT is not a “mutual fund” as defined by applicable securities legislation.

Granite’s principal office and centre of administration is located at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada.

iii

Prospectus Supplement

Base Shelf Prospectus

iv

GENERAL MATTERS

In this Prospectus, references to “Granite” refer to Granite REIT and Granite GP, and where the context requires, their subsidiary entities; “Stapled Units” means the stapled units of Granite REIT and Granite GP; “Offered Units” means the Stapled Units qualified under this Prospectus; and “Unitholders” means holders of Stapled Units.

References to Canadian dollars or “$” are to Canadian currency, references to U.S. dollars or “US$” are to U.S. currency and references to “€” and “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty on the Functioning of the European Union, as amended.

NOTICE CONCERNING FORWARD–LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein may contain statements that, to the extent they are not recitations of historical facts, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation.

Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “objective”, “strategy”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Some of the specific forward-looking statements in this Prospectus include, but are not limited to: statements regarding Granite’s objectives and strategic focus; Granite’s intended use of proceeds of the Offering; the anticipated listing of the Offered Units on the TSX and the NYSE; Granite’s pursuit of acquisition, development and investment opportunities; dispositions; future distributions or financings by Granite; lease terms, termination fees and future maintenance and leasing expenditures; development expenditures; and statements relating to the impact of the COVID-19 pandemic on Granite.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the following can be achieved in a timely manner, with the expected impact or at all: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for Unitholders; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna International Inc., its operating divisions and subsidiaries and its other controlled entities and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO (as defined herein) and AFFO (as defined herein) per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s intended use of the net proceeds of the Offering; the anticipated listing of the Offered Units on the TSX and the NYSE; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; and the expected amount of any distributions. Forward-looking statements and forward-looking information are based on information available at a point in time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Tax Act (as defined herein) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section of the Annual Information Form (as defined herein) and the “Risks and Uncertainties” section of the Interim MD&A (as defined herein), all of which investors are strongly advised to review along with the risk factors set forth in this Prospectus. The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Interim MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this Prospectus to reflect subsequent information, events or circumstances or otherwise.

EXCHANGE RATE INFORMATION

On November 2, 2021, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals $1.2404.

NON-IFRS MEASURES

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. See “Non-IFRS Performance Measures” in the Annual MD&A and the Interim MD&A and “General Matters – Non-IFRS Measures” in the Annual Information Form for further information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Granite by telephone at (647) 925-7500, Attention: Manager, Legal & Investor Services. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in the provinces and territories of Canada electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

As at the date hereof, the following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)

the audited combined financial statements of Granite REIT and Granite GP and accompanying notes for the years ended December 31, 2020 and 2019, together with the report of independent registered public accounting firm thereon;

(b)	management’s discussion and analysis of results of operations and financial position of Granite REIT and Granite GP for the years ended December 31, 2020 and 2019 (the “Annual MD&A”);

(c)	the annual information form of Granite REIT dated March 3, 2021 for the year ended December 31, 2020 (the “Annual Information Form”);

(d)	the management information circular of Granite REIT and Granite GP dated April 12, 2021 for the joint annual meeting of Unitholders held on June 10, 2021;

(e)	the interim unaudited condensed combined financial statements of Granite REIT and Granite GP and accompanying notes as at and for the three and nine months ended September 30, 2021 and 2020; and

(f)

management’s discussion and analysis of results of operations and financial position of Granite REIT and Granite GP for the three and nine months ended September 30, 2021 and 2020 (the “Interim MD&A”).

Any documents of the type described in Item 11 of Form 44-101F1 – Short Form Prospectus which are filed by Granite with the securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this Prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Prospectus. In addition, if Granite disseminates a news release in respect of previously undisclosed information that, in Granite’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), Granite will identify such news release as a “designated news release” for the purposes of the Prospectus in writing on the face page of the version of such news release that Granite files on SEDAR (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, if and to the extent indicated therein, Granite may incorporate by reference in this Prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

RECENT DEVELOPMENTS

COVID-19 Pandemic Update

Further to Granite’s previous updates on the impacts of the COVID-19 pandemic on its operations, as at November 2, 2021, there has not been a significant negative impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has not realized any negative impact on rent collections and as at November 2, 2021, Granite has not recognized any provisions for uncollected rent as a result of COVID-19 at this time, as all outstanding rental income has been received.

Discussions Regarding Possible Acquisitions and Financings

In the normal course, Granite is engaged in discussions with respect to the possible acquisition and financing of new assets, the refinancing of existing assets and its capital structure. Some of these acquisitions and financings may be material to Granite and may involve the granting of security on existing assets. Granite expects to continue negotiations in respect of these matters and will actively pursue these and other opportunities as they become available. However, there can be no assurance that any of these discussions will result in definitive agreements and, if they do, what the terms, conditions or timing of any acquisition, financing or refinancing would be.

CONSOLIDATED CAPITALIZATION OF GRANITE

Since September 30, 2021, the date of the most recently filed interim financial statements, there have been no material changes in the capitalization of Granite.

Pursuant to the Distribution Agreement and the Offering, Granite may, from time to time during the period that the Offering remains in effect, issue and sell Offered Units having an aggregate sale price of up to $250,000,000. See “Plan of Distribution”.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Units through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable Commission payable to the Agents under the Distribution Agreement and the expenses of the distribution. The proceeds actually received by Granite will depend on the number of Offered Units actually sold and the offering price of such Offered Units. See “Plan of Distribution”.

Granite expects that the net proceeds of the Offering, if any, will be used to fund Granite REIT’s acquisition pipeline and commitments under Granite’s existing development projects and for general trust purposes. As of the date of this Prospectus Supplement, the precise amounts to be applied to each of these purposes have not been finalized.

The use of the net proceeds of the Offering by Granite is consistent with Granite’s stated business objectives of building an institutional quality and globally diversified industrial real estate business. There is no particular significant event or milestone that must occur for Granite’s business objectives to be accomplished. While Granite believes that it has the skills and resources necessary to accomplish its stated business objectives, the industry has a number of inherent risks. See “Risk Factors” in the Annual Information Form. While Granite intends to use the net proceeds of the Offering as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that the board of trustees of Granite REIT (the “Trustees”) or the board of directors of Granite GP (the “Directors”) believe are in Granite’s best interests.

PLAN OF DISTRIBUTION

Granite has entered into the Distribution Agreement with the Agents under which Granite may issue and sell from time to time Offered Units having an aggregate sale price of up to $250,000,000 in each of the provinces and territories of Canada pursuant to placement notices delivered by Granite to the applicable Agent from time to time in accordance with the terms of the Distribution Agreement. Sales of Offered Units, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made by the Agents directly on the TSX or any other trading market for the Offered Units in Canada. Subject to the pricing parameters in a placement notice, the Offered Units will be distributed at the market prices prevailing at the time of the sale. As a result, the price may vary as between purchasers and during the period of distribution. Granite cannot predict the number of Offered Units that Granite may sell under the Distribution Agreement on the TSX or any other trading market for the Offered Units in Canada, or if any Offered Units will be sold. While sales of Stapled Units are being made pursuant to the Offering, Granite will not make purchases of Stapled Units under a normal course issuer bid.

The Agents will offer the Offered Units subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by Granite and the applicable Agent. Granite will designate the maximum number of Offered Units to be sold pursuant to any single placement notice to the applicable Agent. Subject to the terms and conditions of the Distribution Agreement, the applicable Agent or Agents will use their commercially reasonable efforts to sell, on Granite’s behalf, all of the Offered Units requested to be sold by Granite. Granite may instruct the Agents not to sell Offered Units if the sales cannot be achieved at or above the price designated by Granite in a particular placement notice.

Either Granite or the applicable Agent or Agents may suspend the Offering upon proper notice to the other party. Granite and the applicable Agent or Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time. Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of: (i) November 1, 2023; (ii) the issuance and sale of all of the Offered Units subject to the Distribution Agreement; and (iii) the termination of the Distribution Agreement as permitted therein.

Granite will pay the Agents the Commission for their services in acting as agents in connection with the sale of Offered Units pursuant to the Distribution Agreement. The amount of the Commission will be equal to 2% of the gross proceeds from the sale of Offered Units pursuant to the Offering. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by Granite and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to Granite from the sale of such Offered Units.

The applicable Agent or Agents will provide written confirmation to Granite no later than the opening of the trading day immediately following the trading day on which it has made sales of the Offered Units under the Distribution Agreement. Each confirmation will include the number of Offered Units sold on such day, the price of the Offered Units sold on such day, the gross proceeds, the Commission payable by Granite to the applicable

Agent or Agents with respect to such sales and the net proceeds payable to Granite. The applicable Agent or Agents will also assist Granite with such other periodic reporting as may be reasonably requested by Granite with respect to the sales of Offered Units.

Granite will disclose the number and average price of the Offered Units sold under this Prospectus Supplement, as well as the gross proceeds, Commission and net proceeds from sales hereunder in Granite’s annual and interim financial statements and management’s discussion and analysis thereon filed on SEDAR, for any annual and interim period in which sales of Offered Units occur.

Settlement for sales of Offered Units will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange or trading market following the date on which any sales were made in return for payment of the net proceeds to Granite. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Units will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as Granite and the Agents may agree.

Granite has agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any prohibited transactions to stabilize or maintain the price of the Offered Units in connection with any offer or sales of Offered Units pursuant to the Distribution Agreement. No Agent, underwriter or dealer involved in the distribution of Offered Units under the Offering, no affiliate of such an Agent, underwriter or dealer and no person or company acting jointly or in concert with such an Agent, underwriter or dealer may, in connection with the distribution pursuant to the Offering enter into any transaction that is intended to stabilize or maintain the market price of the Offered Units or securities of the same class as the Offered Units, including selling an aggregate number or principal amount of securities that would result in the Agent, underwriter or dealer creating an over-allocation position in the securities.

As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the offering of the Offered Units. Granite and certain of its affiliates may have outstanding indebtedness owing to certain of the Agents and affiliates of such Agents, a portion of which Granite may reduce or repay with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship Between Granite and the Agents”.

The total expenses related to the commencement of the Offering to be paid by Granite, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately $750,000.

The TSX has conditionally approved the listing of the Offered Units on the TSX. Listing is subject to Granite fulfilling all of the listing requirements of the TSX. Granite has applied to list the Offered Units on the NYSE. Listing is subject to Granite fulfilling all of the listing requirements of the NYSE.

Under the Distribution Agreement, Granite has agreed to indemnify and hold harmless the Agents and their affiliates, and each of their respective officers, directors, employees, partners, agents, advisors and shareholders, against certain liabilities, including civil liabilities under securities legislation, and to contribute to payments that any of the indemnified persons may be required to make in respect thereof.

RELATIONSHIP BETWEEN GRANITE AND THE AGENTS

The Agents are affiliates of Canadian chartered banks that act as lenders under the Credit Facility. Scotia and TD are affiliates of Canadian chartered banks that act as lenders under the 2024 Term Loan. BMO is an affiliate of a Canadian chartered bank that acts as a lender under the 2026 Term Loan. In addition, certain affiliates of the Agents are counterparties to cross-currency interest rate swap agreements with Granite LP. Consequently, Granite REIT or Granite GP may be considered a “connected issuer” to the Agents under applicable Canadian securities legislation.

As of the date of this Prospectus, Granite LP had no amounts drawn under the Credit Facility and approximately $1.7 million in letters of credit issued against the Credit Facility. As of the date of this Prospectus, there was US$185.0 million principal amount issued and outstanding under the 2024 Term Loan. As of the date of this Prospectus, there was $300.0 million principal amount issued and outstanding under the 2026 Term Loan. As of the date of this Prospectus, Granite was in compliance with all of the covenants under the Credit Facility, the 2024 Term Loan and the 2026 Term Loan, and none of the lenders has waived a breach of the Credit Facility, the 2024 Term Loan or the 2026 Term Loan since their respective execution. Other than as disclosed in this Prospectus, the financial position of Granite has not materially changed since the execution of the credit agreements.

The Agents have each advised that the decision to act as agents for the Offering was made independently of their affiliated lenders under the Credit Facility, the 2024 Term Loan and the 2026 Term Loan and their affiliated swap counterparties, as applicable, and such lenders and counterparties had no influence as to the determination of the terms of the distribution of the Offered Units. The terms of the Offering were determined by negotiation among Granite and the Agents without involvement of any affiliated lenders under the Credit Facility, any affiliated lenders under the 2024 Term Loan and the 2026 Term Loan and affiliated swap counterparties, as applicable. None of the Agents will receive any benefit from the Offering other than its respective portion of the Agents’ fee payable by Granite.

In the ordinary course of their various business activities, the Agents and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities of Granite or its affiliates, including the Stapled Units. If the Agents or their affiliates have a lending relationship with Granite, they routinely hedge their credit exposure to Granite consistent with their customary risk management policies. The Agents and their affiliates routinely hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the securities of Granite or its affiliates, including the Stapled Units. Any such short positions could adversely affect future trading prices of the Stapled Units. The Agents and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of the Stapled Units and may at any time hold, or recommend to clients that it acquires, long and/or short positions in the Stapled Units.

DESCRIPTION OF THE STAPLED UNITS

See the sections entitled “Declaration of Trust and Description of REIT Units – REIT Units”, “– Transferability and Stapling of REIT Units”, “– REIT Unit Redemption Right” and “Granite GP Capital Structure” in the Annual Information Form for a description of the terms and provisions of the Stapled Units. As at November 2, 2021, there were 65,693,840 Stapled Units issued and outstanding.

DISTRIBUTION AND DIVIDEND POLICY

Granite has adopted a distribution policy, as permitted under the Declaration of Trust. See the section entitled “Distribution and Dividend Policy” in the Annual Information Form for a description of the distribution policy of Granite REIT and Granite GP.

PRIOR SALES

During the 12 months prior to the date hereof, the only securities issued by Granite are as follows:

Date	Number and Type of Security(1)	Issue Price ($)(2)
November 16, 2020	1,298 restricted share units (“RSUs”)	$77.06
November 24, 2020	3,841,000 Stapled Units	$75.00
January 1, 2021	18,667 RSUs	$78.26
January 1, 2021	24,967 performance share units (“PSUs”)	$78.26
March 18, 2021	13,446 Stapled Units(3)	N/A	(3)
March 18, 2021	3,849 Stapled Units(4)	N/A	(4)
March 18, 2021	253 RSUs	$76.20
June 9, 2021	3,979,000 Stapled Units	$79.50
August 17, 2021	9,356 Stapled Units(3)	N/A	(3)

Notes:

(1)

The Executive Deferred Stapled Unit Plan governing the RSUs and PSUs also provides for the accrual of dividend/distribution equivalent amounts based on dividends/distributions paid on the Stapled Units. During the 12 months prior to the date hereof, an additional 5,685 RSUs and PSUs were accrued as dividend/distribution equivalents on outstanding RSUs and PSUs, as applicable, having payment date values ranging from $66.27 to $79.97.

(2)	Based on the 5-day volume weighted average price as of the date of issuance for RSUs and PSUs.
(3)	Issued upon settlement of previously granted RSUs.
(4)	Issued upon settlement of previously granted PSUs.

PRICE RANGE AND TRADING VOLUME OF THE STAPLED UNITS

The Stapled Units are listed for trading on the TSX under the symbol “GRT.UN” and on the NYSE under the symbol “GRP.U”. The following table sets forth, for the periods indicated, the reported monthly range of high and low prices per Stapled Unit and total monthly volumes traded on the TSX:

Month	Price per Stapled Unit ($) Monthly High	Price per Stapled Unit ($) Monthly Low	Total Monthly Volume
November 2020	80.02	73.73	5,596,687
December 2020	79.61	75.01	3,772,712
January 2021	78.79	74.74	3,314,191
February 2021	77.51	71.66	3,060,262
March 2021	77.29	72.11	4,291,291
April 2021	80.33	75.62	3,002,191
May 2021	81.82	78.60	2,748,699
June 2021	85.78	79.35	5,025,679
July 2021	87.65	82.45	2,493,597
August 2021	92.21	84.00	2,111,616
September 2021	94.63	88.00	2,579,859
October 2021	100.48	89.01	1,829,281
November 1 – 2, 2021	100.21	98.62	195,467

Source: TSX MarketData

The closing price of the Stapled Units on the TSX on November 2, 2021, the last trading day prior to the filing of this Prospectus Supplement, was $99.07. The closing price of the Stapled Units on the NYSE on November 2, 2021, the last trading day prior to the filing of this Prospectus Supplement, was US$79.91.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg LLP, tax counsel to Granite, and McMillan LLP, counsel to the Agents, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of Offered Stapled Units (each comprised of a REIT Unit and a GP Share) acquired under this Offering (collectively, the “Securities”). This summary is applicable to a holder who acquires the Securities as a beneficial owner and who, for purposes of the Tax Act, is resident in Canada, deals at arm’s length and is not affiliated with each of Granite REIT, Granite GP and the Agents and holds the Securities as capital property (a “Holder”). Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have such Securities, and any other “Canadian security” (as defined in the Tax Act) owned in the taxation year in which the election is made and all subsequent taxation years, deemed to be capital property. Such holders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a holder: (i) that is a “financial institution” for purposes of the mark-to-market rules; (ii) that is a “specified financial institution”; (iii) an interest in which is a “tax shelter investment”; (iv) that has entered into a “derivative forward agreement” in respect of the Securities (v) that has elected to determine its Canadian tax results in a currency other than Canadian currency in accordance with the “functional currency” reporting rules, as each of those terms is defined in the Tax Act, or (vi) that is exempt from tax under Part I of the Tax Act. Such holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of Securities. In addition, this summary does not address the deductibility of interest by an investor who has borrowed money to acquire Stapled Units under this Offering.

This summary is based upon the facts set out in this Prospectus, in the Annual Information Form and in the Annual Financial Statements, information provided by Granite’s management, the current provisions of the Tax Act and the Regulations and counsel’s understanding of the current published administrative policies and assessing practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. This summary assumes that the Tax Proposals will be enacted as proposed, but no assurances can be given that this will be the case. With respect to opinions and views based on representations and statements of management of Granite as to matters of fact, counsel has assumed the accuracy of such representations and statements in giving such opinions and views.

This summary assumes that Granite REIT currently qualifies as a “mutual fund trust” under the Tax Act and will continue to so qualify while the Securities remain outstanding. This assumption is based upon a certificate of Granite as to certain factual matters. If Granite REIT does not qualify as a mutual fund trust, the income tax considerations described below would in some respects be materially different. See “– Status of Granite REIT – Mutual Fund Trust”.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities. Moreover, the income and other tax consequences of acquiring, holding or disposing of Securities will vary depending on the Holder’s particular circumstances. Accordingly, this summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any prospective Holder of Securities. Consequently, a prospective Holder should consult the Holder’s own tax advisor for advice with respect to the tax consequences of an investment in Securities based on the prospective Holder’s particular circumstances.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring, holding and disposing of Securities. Distributions on Securities or amounts paid in respect thereof, whether paid in cash or units, will be paid or issued net of any applicable withholding tax.

Taxation of Holders of REIT Units and GP Shares

Allocation of Cost and Proceeds of Disposition of Stapled Units

A Holder who acquires a Stapled Unit pursuant to the Offering will be treated as having acquired the component REIT Unit and GP Share, and will be required to allocate the cost of such Stapled Unit between the REIT Unit and the GP Share represented by such Stapled Unit.

A Holder who disposes of a Stapled Unit will be required to make a reasonable allocation of the proceeds of such disposition between the REIT Unit and the GP Share represented by the Stapled Unit. The tax implications of such disposition will then be determined as if the Holder had separately disposed of one REIT Unit and one GP Share for proceeds of disposition as so allocated.

Distributions on REIT Units

A Holder is generally required to include in computing income the portion of the net income of Granite REIT, including net taxable capital gains (determined for purposes of the Tax Act), that is paid or payable, or deemed to be paid or payable, to the Holder. (However, where such amount is paid or payable, or deemed to be paid or payable, to a Holder in a taxation year of Granite REIT in which it does not qualify for the REIT Exception, discussed below under “Taxation of Granite REIT” – “REIT Exception”, such Holder will be deemed in the particular taxation year of the Holder to receive a dividend from a taxable Canadian corporation to the extent that such amount is not deductible in computing the income of Granite REIT by virtue of the SIFT Rules (as defined below under “Taxation of Granite REIT” – “Application of SIFT Rules”).) The Trustees of Granite REIT may choose to designate a portion of the proceeds of the redemption paid by Granite REIT on the redemption of a REIT Unit as being a distribution of income including any net taxable gains realized by Granite REIT in that taxation year.

Management of Granite has advised counsel that Granite REIT will designate, to the extent permitted by the Tax Act, the portion of taxable dividends received by Granite REIT from any taxable Canadian corporation owned by Granite (or by subsidiary limited partnerships and allocated to Granite in accordance with the Tax Act) as may reasonably be considered to be an amount included in the income of Holders (with the exception of amounts that already are deemed to be taxable dividends under the SIFT Rules). Any such designated amount will be deemed for purposes of the Tax Act to be received by the Holders of REIT Units as taxable dividends from the taxable Canadian corporations from which such amounts were derived.

Amounts that are deemed, for purposes of the Tax Act, to be received by the Holders as a taxable dividend as described in the two paragraphs above will be subject to the general rules regarding the taxation of taxable dividends paid by taxable Canadian corporations. Thus, they will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of Holders who are individuals, to the tax under Part IV of the Tax Act (refundable in certain circumstances) in respect of Holders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts), and to the deduction in computing taxable income in respect of Holders that are corporations. In addition, “eligible dividends” received by a Holder who is an individual will be eligible for an enhanced gross-up and dividend tax credit. Amounts received by a Holder from Granite REIT that are deemed under the SIFT Rules to be taxable dividends will be eligible dividends. Amounts received by a Holder that are deemed to be dividends as a result of a designation by Granite, as described in the paragraph immediately above, also will be eligible dividends provided that the corporate dividend payer makes the required designation to cause such taxable dividend to be an eligible dividend.

Management of Granite has advised counsel that Granite will also designate, to the extent permitted by the Tax Act, the portion of the taxable income distributed to Holders of REIT Units as may reasonably be considered to consist of net taxable capital gains of Granite REIT, other than taxable capital gains that are deemed to be taxable dividends under the SIFT Rules. Any such designated amounts will be deemed for tax purposes to be received by Holders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below under “— Taxable Capital Gains and other Investment Income.” The non-taxable portion of any net capital gains of Granite REIT, the taxable portion of which is so deemed to be paid to a Holder in a taxation year, will not be included in computing such Holder’s income for the year.

Holders may be subject to U.S. withholding tax on the portion of distributions received by them from Granite REIT that are sourced for purposes of the Internal Revenue Code to U.S.-source income of that Holder, namely, dividends paid by an indirect U.S. subsidiary of Granite REIT (“Granite America”) held through subsidiary limited partnerships. Granite REIT intends to make designations in respect of Holders’ proportionate share of dividends paid by Granite America, so that any such U.S. withholding taxes are recognized for purposes of the Tax Act as if they had been withheld on the corresponding distribution of such income by Granite REIT to the Holders. Any such U.S. withholding taxes that are so deemed to be paid by a Holder will be creditable against tax otherwise payable in the year under the Tax Act on such U.S.-source income subject to the limitations in the Tax Act. The credit will be limited in general terms to the lesser of such U.S. tax paid and the tax payable under the Tax Act on such U.S.-source income. In the case of a Holder who is an individual including a mutual fund trust or other trust, there also will not generally be a credit available to the extent the rate of U.S. withholding tax on such U.S.-source income exceeds 15%, although such excess amount generally will be deductible in computing the income of the individual for purposes of the Tax Act from that source. As such U.S. withholding tax likely will be characterized as a “non-business income tax” for purposes of the Tax Act, the foreign tax credit must be claimed in the year for which the U.S. tax is paid. The availability of a foreign tax credit may also be affected where a Holder has losses in respect of other sources of income in the U.S. or elsewhere. As a result of various requirements and limitations including those discussed above, a Holder may not receive a full foreign tax credit for U.S. withholding taxes withheld on Granite America dividends out of which Granite REIT distributions are paid to the Holder.

The amount distributed by Granite REIT to Holders of REIT Units in a year may exceed the net income of Granite REIT for tax purposes for that year. Distributions by Granite REIT in excess of its net income for tax purposes in a year, including amounts that may reasonably be considered to be distributions of any non-taxable dividends received by Granite REIT and designated by it in respect of the Holder (“non-taxable dividend distributions”), will not generally be included in the Holder’s income for the year. However, a Holder will be required to reduce the adjusted cost base of its REIT Units by the portion of any amount paid or payable to the Holder by Granite REIT (other than the non-taxable portion of certain capital gains the taxable portion of which was designated by Granite REIT for the year as described in the paragraph above and certain non-taxable dividend distributions) that was not included in computing the Holder’s income. A Holder will realize a capital gain to the extent that the adjusted cost base of such Holder’s REIT Units would otherwise be a negative amount, and the adjusted cost base of such units will be reset to nil immediately thereafter.

Management has advised that no, or no significant, dividends are anticipated to be declared and paid on GP Shares.

Dispositions of REIT Units

On the disposition or deemed disposition of a REIT Unit by a Holder thereof (including a REIT Unit included in a Stapled Unit that is disposed of), whether on redemption or otherwise, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceed (or are less than) the aggregate of the Holder’s adjusted cost base of the REIT Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by Granite REIT that is otherwise required to be included in the Holder’s income or recognized as a distribution of capital gains (such as an amount designated as payable by Granite REIT to a redeeming Holder out of capital gains or income of Granite REIT as described above).

Where REIT Units are redeemed by the transfer of notes to the Holder thereof, the Holder will be considered to have disposed of such units for proceeds of disposition to the Holder equal to the fair market value of the notes so distributed less any income or capital gain realized by Granite REIT, as a result of the redemption of those units to the extent such income or capital gain is designated by Granite REIT as payable by it to the redeeming Holder. Any such income and the taxable portion of any such capital gain that has been so designated will be required to be included in computing the Holder’s income, except to the extent that it is included in the computation of the Holder’s income as a deemed dividend under the SIFT Rules. The cost of any notes transferred by Granite REIT to a Holder upon a redemption of REIT Units will be equal to the fair market value of the notes at the time of disposition. The Holder will thereafter be required to include in income interest or other income derived from the notes, in accordance with the provisions of the Tax Act.

Dispositions of GP Shares

A Holder who disposes of a GP Share (other than on a redemption or repurchase thereof by Granite GP) will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, less reasonable costs of disposition, exceed (or are less than) the GP Share’s adjusted cost base.

If the disposition of a GP Share occurs on a redemption or repurchase of the GP Share by Granite GP, the Holder generally will be deemed to have received a taxable dividend equal to the amount by which the allocated proceeds of disposition exceed the “paid-up capital” of the share, as computed for the purposes of the Tax Act, and a capital gain or capital loss equal to the amount by which the paid-up capital of the share exceeds, or is exceeded by, its adjusted cost base. The usual rules applicable to the taxation of taxable dividends (referred to above under “Distributions on REIT Units”) will apply to any such deemed dividend.

Adjusted Cost Base of REIT Units and GP Shares

For the purpose of determining the adjusted cost base to a Holder of REIT Units or GP Shares, when a REIT Unit or GP Share is acquired, the cost of the newly-acquired unit or share will be averaged with the adjusted cost base of all identical REIT Units or GP Shares, as the case may be, owned by the Holder as capital property immediately before that acquisition. The adjusted cost base of a REIT Unit or GP Share to a Holder will include all amounts paid by the Holder for such unit or share, with certain adjustments, and may be reduced by distributions made by Granite REIT to a Holder of REIT Units as described above. The cost of additional REIT Units received in lieu of a cash distribution of income (including net capital gains) will be the amount of income (including net capital gains) of Granite REIT distributed by the issuance of such REIT Units.

Taxable Capital Gains and Other Investment Income

One-half of any capital gain realized by a Holder on a disposition, or deemed disposition, of REIT Units or GP Shares, and the amount of any net taxable capital gains designated by Granite REIT in respect of such a Holder (except to the extent that such amount is included in the computation of the Holder’s income as a deemed dividend under the SIFT Rules), will be included in the Holder’s income as a taxable capital gain. One-half of any capital loss realized by such a Holder on a disposition, or deemed disposition, of REIT Units or GP Shares, is required to be deducted only from taxable capital gains of the Holder in the year of disposition, and any excess of one-half of such capital losses over taxable capital gains may generally be applied against net taxable capital gains in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

A Holder that is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income for the year, including taxable capital gains.

In general terms, (i) net income of Granite REIT paid or payable, or deemed to be paid or payable, that is designated as taxable dividends or as net realized capital gains, (ii) dividends paid or payable, or deemed to be paid or payable, on the GP Shares, and (iii) capital gains realized on the disposition of REIT Units or GP Shares, may increase the liability of a Holder who is an individual or a trust of a specified type for alternative minimum tax.

Status of Granite REIT

Mutual Fund Trust

This summary assumes that Granite REIT qualifies, and will continue at all times to qualify, as a “mutual fund trust” for purposes of the Tax Act.

To qualify as a mutual fund trust, Granite REIT must be a “unit trust” as defined in the Tax Act, must be resident in Canada, must not be established or maintained primarily for the benefit of non-residents, and must restrict its undertaking to: (i) the investing of its funds in property (other than real property or an interest in real property or an immovable or real right in an immovable), (ii) the acquiring, holding, maintaining, improving, leasing or managing of any real property (or interest in real property) or of any immovable (or real right in immovables) that is capital property of Granite REIT, or (iii) any combination of the activities described in (i) or (ii). As Granite REIT does not directly hold any real estate, Granite REIT must among other requirements restrict its undertaking to the investing of its funds in property in order to qualify as a mutual fund trust.

To qualify as a mutual fund trust, Granite REIT also must have at least 150 unitholders holding not less than one “block of units” (as defined in the Regulations) of a class which have an aggregate fair market value of not less than $500. It must also be the case that either

(a)	units of such class are qualified for distribution to the public (within the meaning of the regulations under the Tax Act), or

(b)

in the case of a trust created after 1999, there has been a lawful distribution in a province to the public of units of such class, and under the laws of that province, no prospectus, registration statement or similar document is required to be filed in respect of such distribution.

If Granite REIT were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described herein would, in some respects, be materially different.

Taxation of Granite REIT

Application of SIFT Rules

A special taxation regime (the “SIFT Rules”) applies to specified investment flow-through trusts or partnerships and investors in such trusts or partnerships. Were Granite REIT to become subject to the SIFT Rules, it would no longer be able to deduct any part of the amounts payable to Unitholders in respect of its “non-portfolio earnings”, which include: (i) income from its “non-portfolio properties” (in excess of any losses for the taxation year from non-portfolio properties); and (ii) taxable capital gains from dispositions of non-portfolio properties (exceeding allowable capital losses for the taxation year from the disposition of such properties). For this purpose, “non-portfolio properties” include: (i) the Canadian real and immovable properties (or resource properties) of Granite REIT if their total fair market value is greater than 50% of the equity value of Granite REIT; (ii) a property that Granite REIT (or a person or partnership with which it does not deal at arm’s length) uses in the course of carrying on a business in Canada; and (iii) securities of a “subject entity” (subject to a limited exception for “portfolio investment entities”) if Granite REIT holds securities of the subject entity that have a total fair market value that is greater than 10% of the subject entity’s equity value or if Granite REIT holds securities of the subject entity which, together with all securities held by it in entities affiliated with the subject entity, have a total fair market value that is greater than 50% of Granite REIT’s equity value. A “subject entity” includes corporations resident in Canada, trusts resident in Canada, and “Canadian resident partnerships”. “Securities” are broadly defined, and include, among other things, any liability of a corporation, trust or partnership, in addition to shares, most trust interests and partnership interests, and rights to acquire such a security.

Management of Granite has indicated that substantially all of the property of Granite REIT consists of all of the limited partner units of a subsidiary LP with Canadian business activity, namely Granite LP. Hence, substantially all of Granite REIT’s property is non-portfolio property, and substantially all of its income (were it subject to the SIFT Rules) would be non-portfolio earnings. Accordingly, Granite REIT will be subject to the SIFT Rules unless it satisfies the REIT Exception discussed below under “— REIT Exception”.

The amount (subject to potential adjustments) of income that Granite REIT would be unable to deduct by virtue of the SIFT Rules would be taxed under the SIFT Rules at a combined federal and provincial tax rate similar to that of a public corporation. The application of the SIFT Rules to Granite REIT would not change the treatment under the Tax Act of distributions in a year that are in excess of Granite REIT’s net income for the year.

REIT Exception

The SIFT Rules are not applicable to “real estate investment trusts” (as defined in the Tax Act) that meet certain specified criteria relating to the nature of their income and investments (the “REIT Exception”). In particular, in order for Granite REIT to qualify for the REIT Exception in a particular taxation year:

(i)

Granite REIT must, at no time in the taxation year, hold “non-portfolio property” (other than “qualified REIT properties”) which at that time represent in aggregate 10% or more of the fair market value of all its “non-portfolio property”;

(ii)

not less than 90% of Granite REIT’s “gross REIT revenues” (including capital gains and gains from “eligible resale properties”) for the taxation year must be derived from one or more of the following: “rent from real or immovable properties”; interest; capital gains from dispositions of “real or immovable properties” or gains from dispositions of “eligible resale properties”; dividends; and royalties;

(iii)

not less than 75% of Granite REIT’s “gross REIT revenues” for the taxation year must be derived from one or more of the following: “rent from real or immovable properties”; interest from mortgages or hypothecs on “real or immovable properties”; and capital gains from dispositions of “real or immovable properties”;

(iv)

at no time in the taxation year may the total fair market value of all properties held by Granite REIT, each of which is a “real or immovable property” that is capital property, an “eligible resale property”, cash (including bank deposits, deposits with credit unions and bankers’ acceptances), or, generally, a debt obligation of a government in Canada or certain other public bodies, be less than 75% of the equity value of Granite REIT at that time; and

(v)	“investments” in Granite REIT (such as the REIT Units) are, at any time in the taxation year, listed or traded on a stock exchange or other public market.

The definition of “qualified REIT property” of a trust includes property of the trust that is: “real or immovable property” that is capital property, “eligible resale property” and cash and obligations referred to in (iv) above. For this purpose, securities of a subsidiary limited partnership, corporation or trust of Granite REIT could qualify as “real or immovable property” in a year if the subsidiary itself satisfies the criteria listed in (i) through (iv) above in that year. For the foregoing purposes, “rent from real or immovable properties” excludes among other things rent based on profits. Real or immovable property of Granite LP that is held on income account generally will qualify as an “eligible resale property” if it is contiguous to a particular real or immovable property that is capital property of Granite LP and its holding is necessary and incidental to the holding of that particular property.

Management of Granite has advised counsel that it anticipates that Granite REIT will satisfy the above five tests for its 2021 taxation year and thereafter so that it anticipates that the REIT Exception will be available (subject to any relevant unanticipated changes).

Except where otherwise noted, the discussion in this summary assumes that Granite REIT will satisfy the REIT Exception.

General Considerations for Taxation of Granite REIT

The taxation year of Granite REIT is the calendar year. In each taxation year, Granite REIT is subject to tax under the Tax Act on its income for the year, including net realized taxable capital gains, computed in accordance with the detailed provisions of the Tax Act, less any portion thereof that it deducts in respect of amounts paid or payable or deemed to be paid or payable in the year to Holders of REIT Units. (As noted above under “– Application of SIFT Rules”, Granite REIT will not generally be entitled to deduct amounts that are paid or payable by it out of non-portfolio earnings if it should become subject to taxation under the SIFT Rules.) An amount will be considered to be payable to a Holder of REIT Units in a taxation year if it is paid to the Holder in the year by Granite REIT or if the Holder is entitled in that year to enforce payment of the amount. Losses incurred by Granite REIT cannot be allocated to Holders, but may be deducted by Granite REIT in future years in accordance with the Tax Act.

Management of Granite has advised counsel that it expects that Granite LP will qualify as an “excluded subsidiary entity” (as defined in the Tax Act) at all times, such that it will not be subject to tax under the Tax Act (including under the SIFT Rules). The remainder of this summary assumes that Granite LP will not be subject to the SIFT Rules. If Granite LP were subject to the SIFT Rules, the income tax considerations would be materially and adversely different from those described below.

The income for purposes of the Tax Act of Granite REIT for a taxation year will include its share of the income of Granite LP (which has a calendar taxation year) for its corresponding taxation year. If Granite LP were to incur losses for purposes of the Tax Act, Granite REIT’s ability to deduct such losses may be limited by certain rules under the Tax Act. Similar considerations apply to subsidiary partnerships of Granite LP.

In general, Granite REIT will not be subject to tax on amounts received as distributions from Granite LP (or other subsidiary partnerships). Generally, distributions to Granite REIT in excess of its allocated share of the income of Granite LP (or other subsidiary limited partnership) for a fiscal year will result in a reduction of the adjusted cost base of Granite REIT’s units in such partnership by the amount of such excess. If, as a result, Granite REIT’s adjusted cost base at the end of the taxation year of its units in Granite LP (or other partnership) would otherwise be a negative amount, Granite REIT will be deemed to realize a capital gain in such amount for that year, and Granite REIT’s adjusted cost base at the beginning of the next taxation year of its units in the partnership will then be reset to nil immediately thereafter.

In computing its income for purposes of the Tax Act, Granite REIT may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income. Granite REIT may also deduct from its income for the year a portion of any reasonable expenses incurred by it to issue REIT Units. The portion of such issue expenses deductible by Granite REIT in a taxation year is 20% of such issue expenses pro-rated for a taxation year of Granite REIT that is less than 365 days.

In the event Granite REIT is otherwise liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for such taxation year to reduce (or receive a refund in respect of) its liability for such tax by an amount determined under the Tax Act based on the redemption of REIT Units during the year (the “Capital Gains Refund”). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset Granite REIT’s tax liability for such taxation year arising from a disposition of capital property, including in connection with the transfer of property in specie to redeeming Unitholders on the redemption of REIT Units. Such lack of a complete offset might occur, for example, if there is a significant decline in the fair market value of a REIT unit between the times of such redemptions and the end of the particular taxation year.

The Declaration of Trust provides that all or a portion of any capital gain or income realized by Granite REIT in connection with such redemptions may, at the discretion of the Trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Holder. Such income or the taxable portion of the capital gain so designated must be included in the income of the redeeming Unitholder (as income or taxable capital gains, as the case may be) and may be deductible by Granite REIT in computing its income, subject to the application of subsection 132(5.3) of the Tax Act. Subsection 132(5.3) generally prohibits Granite REIT from deducting, in computing its income, the portion of an amount paid to a redeeming Unitholder of Granite REIT that is considered to be paid out of the income of Granite REIT, and also limits the ability of Granite REIT to deduct taxable capital gains so designated and allocated to redeeming Unitholders. The Capital Gains Refund may not permit Granite REIT to completely offset its liability for tax on taxable capital gains which it would be so limited from allocating to a redeeming Unitholder. Accordingly, with a view to not being subject to tax on income (including any taxable capital gains) that it is prohibited from, or limited in, allocating to a redeeming Unitholder by subsection 132(5.3), Granite REIT may make such amounts payable to non-redeeming Unitholders, in which case the taxable amounts of distributions made to them in cash or in kind will generally increase.

The Tax Act provides for a special 40% tax, the Part XII.2 tax, on the designated income (including income from Canadian real property, taxable capital gains from dispositions of taxable Canadian property (including Canadian real property, property used in carrying on a business in Canada and a share or unit of most corporations, partnerships or trusts that derives more than 50% of its fair market value from Canadian real property or certain other types of property) and income from businesses carried on in Canada) of certain trusts which have designated beneficiaries (including non-resident persons and certain tax-exempt persons) in circumstances where all or a substantial portion of such income has been distributed by the trusts to their beneficiaries. If the trust makes an appropriate designation to this effect in its return of income for the year in which such income is realized, a pro rata portion of such tax is deemed to have been paid by Canadian resident beneficiaries of the trust who are not designated beneficiaries and by certain other persons as an amount on account of their liability for tax under Part I of the Tax Act, so that they potentially can receive a full or partial refund of their pro rata share of the Part XII.2 tax paid by the trust for the year. The Part XII.2 tax does not apply to a trust for a taxation year if the trust is a mutual fund trust throughout such year. Accordingly, provided Granite REIT qualifies as a mutual fund trust throughout a taxation year, it will not be subject to the special tax for such taxation year.

Counsel has been advised by management of Granite that the Trustees’ current intention is to make payable to Unitholders each year sufficient amounts such that Granite REIT generally will not be liable to pay tax under Part I of the Tax Act. Where Granite REIT does not have sufficient cash to distribute such amounts in a particular taxation year, Granite REIT can make one or more in-kind distributions in the form of additional REIT Units. Income of Granite REIT payable to the Unitholders in the form of additional REIT Units generally will be deductible to Granite REIT in computing its taxable income.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davies Ward Phillips & Vineberg, LLP, the following summary describes the material U.S. federal income tax consequences to Holders of the ownership and disposition of Stapled Units. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated under the Code, and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below. Granite has not obtained, nor does Granite intend to obtain, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only to Holders that hold Stapled Units as capital assets, within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any non-United States, state or local jurisdiction. In addition, this summary does not address all tax considerations that may be applicable to a particular Holder’s circumstances or to Holders that may be subject to special tax rules, including, without limitation, Holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, controlled foreign corporations, passive foreign investment companies, Holders who own (directly, indirectly or constructively) 10% or more of the Stapled Units, Holders whose “functional currency” is not the United States dollar, partnerships or other pass-through entities for U.S. federal income tax purposes, Holders holding Stapled Units as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction, or Holders deemed to sell Stapled Units under the constructive sale provisions of the Code.

This summary applies to both U.S. Holders and Non-U.S. Holders. For purposes of this discussion of U.S. federal income tax considerations, a U.S. Holder is a beneficial owner of Stapled Units that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has made a valid election under applicable Treasury Regulations to be treated as a U.S. person. A Non-U.S. Holder is a beneficial owner of Stapled Units other than a U.S. Holder.

Special rules may apply in the case of a Non-U.S. Holder that (i) has an office or fixed place of business in the United States, (ii) is an individual present in the United States for 183 days or more in a taxable year, (iii) is a former citizen of the United States, (iv) is a foreign insurance company that is treated as holding a partnership interest in Granite REIT in connection with its U.S. business, (v) is a PFIC, as defined below, or (vi) is a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders are urged to consult their own tax advisors regarding the application of these special rules.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Stapled Units, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner of a partnership holding Stapled Units should consult its own tax advisor regarding the tax consequences of the ownership of Stapled Units.

All Holders are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws, as well as the application of non-income tax laws and the laws of any state, local or non-U.S. taxing jurisdiction, to their particular situation.

Classification of the Stapled Units, Granite REIT and Granite GP for U.S. Federal Income Tax Purposes

Characterization of the Stapled Units

The REIT Units and the GP Shares should be treated as two separate instruments traded together, in the form of the Stapled Units. Although the REIT Units and the GP Shares will trade together as Stapled Units, the Stapled Units will be separated into the separate components of which they are comprised if an “Event of Uncoupling”, as defined in the Declaration of Trust, occurs.

Since the Stapled Units consist of interests in two separate entities and can be separated upon an Event of Uncoupling, the REIT Units and the GP Shares should be treated for U.S. federal income tax purposes as two separate instruments, rather than as a single instrument. However, there is a limited amount of legal authority addressing the characterization of stapled financial instruments and, accordingly, there can be no assurance that the IRS will agree with this conclusion or that this position would prevail if the IRS were to challenge this conclusion.

Although the REIT Units are in fact stapled to the GP Shares, Granite has also considered whether the GP Shares could be treated as effectively stapled under Code section 269B to Granite America. Granite America has elected to be treated as a REIT for U.S. federal income tax purposes. If Granite GP were treated as stapled to Granite America, Granite America and Granite GP could be treated as one entity, which could potentially result in Granite America failing to qualify as a REIT. Because Granite GP and Granite America are not in fact stapled, the “anti-stapling” rules of Code section 269B should not apply. However, there can be no assurance that the IRS would not successfully assert a contrary position, which could result in a reduction in cash flow and after-tax return for holders of REIT Units and thus could result in a reduction of the value of those Units.

The remainder of this discussion assumes that the Stapled Units will be treated as two separate instruments and that they will not be treated as stapled entities for purposes of section 269B of the Code.

Classification of Granite REIT as a Partnership

Under the general entity classification rules for U.S. federal tax purposes, a foreign business trust is generally considered to be a business entity, and if it has more than one owner, it is by default treated as association taxable as a corporation if all of its members have limited liability. Ontario law provides explicitly that holders of trusts like Granite REIT are not liable for debts of the trust, so the Holders of Granite REIT should have limited liability under Ontario law. As a result, Granite REIT would be treated under the default rules as a corporation for U.S. federal income tax purposes. However, Granite REIT has elected to be classified as a partnership for U.S. federal income tax purposes.

An entity that is classified as a partnership for U.S. federal income tax purposes is not a taxable entity and generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. An entity that would otherwise be classified as a partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof.

Granite REIT has applied to list the Stapled Units on the NYSE, and this discussion assumes that the NYSE will approve the listing of the Stapled Units. Accordingly, whether Granite REIT is treated as a partnership in a particular year for U.S. federal income tax purposes depends on whether Granite REIT can meet the “Qualifying Income Exception” in each taxable year.

Granite REIT will meet the Qualifying Income Exception if at least 90% of Granite REIT’s gross income for every taxable year consists of “qualifying income” and the partnership is not required to register under the Investment Company Act of 1940, as amended. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

Granite REIT intends to manage its affairs so that Granite REIT meets the Qualifying Income Exception in each taxable year. If Granite REIT fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, or if Granite REIT is required to register under the 1940 Act, Granite REIT will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Granite REIT fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed the stock to the holders of REIT Units in liquidation of their interests in Granite REIT. This contribution and liquidation should generally be tax-free to holders so long as Granite REIT does not have liabilities in excess of the tax basis of its assets. Thereafter, Granite REIT would be treated as a corporation for U.S. federal income tax purposes.

If Granite REIT were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, Granite REIT’s items of income, gain, loss and deduction would be reflected only on Granite REIT’s tax return rather than being passed through to holders of REIT Units, and Granite REIT would be subject to U.S. corporate income tax on Granite REIT’s U.S.-source income or income effectively connected with a U.S. trade or business. In particular, dividends and interest received by Granite REIT from Granite America would be taxable to Granite REIT. Distributions made to Holders of REIT Units would be treated as either (i) taxable dividend income, which may be eligible for reduced rates of taxation under an applicable U.S. tax treaty, to the extent of Granite REIT’s current or accumulated earnings and profits, or (ii) in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the Holder’s tax basis in the REIT Units, or (iii) as taxable capital gain, after the Holder’s basis is reduced to zero. Accordingly, treatment as a corporation could materially reduce a Holder’s after-tax return and thus could result in a substantial reduction of the value of the Stapled Units.

If at the end of any taxable year Granite REIT fails to meet the Qualifying Income Exception, Granite REIT may still qualify as a partnership if it is entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) Granite REIT agrees to make such adjustments (including adjustments with respect to its partners) or to pay such amounts as are required by the IRS. It is not possible to state whether Granite REIT would be entitled to this relief in any or all circumstances. Even if this relief provision applies and Granite REIT retains its partnership status, Holders of REIT Units (during the failure period) will be required to pay such amounts as are determined by the IRS.

The remainder of this summary assumes that Granite REIT will be treated as a partnership for U.S. federal income tax purposes.

Classification of Granite GP as a Corporation

Granite GP, a Canadian corporation, will be classified under the default entity classification rules as a corporation for U.S. federal income tax purposes. Accordingly, subject to the discussion below entitled “Passive Foreign Investment Considerations”, Granite GP’s items of income, gain, loss and deduction will be reflected only on Granite GP’s tax return rather than being passed through to Holders of Stapled Units, and Granite GP will be subject to U.S. corporate income tax on Granite GP’s taxable income. Distributions made to Holders of Stapled Units that are attributable to the GP Shares would be treated as either (i) taxable dividend income, which may be eligible for reduced rates of taxation under an applicable U.S. tax treaty, to the extent of Granite GP’s current or accumulated earnings and profits, or (ii) in the absence of earnings and profits, as a nontaxable return of capital, to the extent of the Holder’s tax basis in the common units, or (iii) as taxable capital gain, after the Holder’s basis is reduced to zero. Because the portion of the assets held by Granite GP is not significant, it is not expected that the U.S. federal income tax paid by Granite GP or the amount of dividends distributed on the GP Shares will be material. Accordingly, the remainder of this summary primarily addresses the U.S. federal income tax consequences of holding REIT Units.

U.S. Federal Income Tax Consequences Of Ownership and Disposition Of Stapled Units

Separation of the Stapled Units

If an Event of Uncoupling occurs, Holders should not recognize gain or loss upon the separation of the Stapled Units into their separate components. Holders should continue to take into account items of income or deduction otherwise includible or deductible, respectively, with respect to the REIT Units and the GP Shares, and Holders’ tax basis in their REIT Units and GP Shares should not be affected by the separation.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through and related person rules, (i) 75% or more of the corporation’s gross income for such taxable year is passive income or (ii) on average, 50% or more of the assets held by the corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Passive income” for this purpose includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Among other special rules, income from working capital, such as interest, generally is considered passive income. In determining whether or not a non-U.S. corporation is classified as a PFIC, the non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% (by value) stock interest.

An opinion of tax counsel has not been obtained on whether Granite or any of its subsidiaries should be classified for U.S. federal income tax purposes as a PFIC, and the determination of whether a corporation is a PFIC is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Additionally, the analysis depends, in part, on complex U.S. federal income tax rules which are subject to varying interpretations and with respect to which there is limited authoritative guidance from the IRS. Consequently, there can be no assurances regarding the PFIC status of Granite, any of its subsidiaries, Granite GP, or any subsidiaries of Granite REIT (each, a “Relevant PFIC Entity”) for any prior tax year or the current year.

If a Relevant PFIC Entity were treated as a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Stapled Units will depend on whether such U.S. Holder was eligible to make and actually makes an election to treat the Relevant PFIC Entity as a “qualified electing fund” or “QEF” (a “QEF Election”) or has made a “mark-to-market election” (a “Mark-to-Market Election”) with respect to the Relevant PFIC Entity. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

If a Relevant PFIC Entity were considered a PFIC, a Non-Electing U.S. Holder will be subject to the default PFIC rules with respect to (a) any gain recognized on the sale or other taxable disposition (including a pledge) of Stapled Units and (b) any “excess distribution” received on the Stapled Units. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the shorter of the three preceding tax years or a U.S. Holder’s holding period for the shares of the Relevant PFIC Entity. Gain recognized on the disposition of Stapled Units and a distribution to a U.S. Holder on Stapled Units will only be subject to the default PFIC rules to the extent that such gain or distribution is attributable to the U.S. Holder’s direct or indirect ownership interest in the Relevant PFIC Entity.

Any gain recognized on the sale or other taxable disposition of shares of a PFIC (including an indirect disposition of shares of a subsidiary PFIC), and any excess distribution received on such shares (or a distribution by a subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the first taxable year in which the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year.

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Stapled Units begins generally will not be subject to the default PFIC rules discussed above with respect to its Stapled Units. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the relevant PFIC’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the relevant PFIC ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which a Relevant PFIC Entity is considered a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder with respect to its Stapled Units.

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching an appropriately completed IRS Form 8621, including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF Elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. In order to comply with the requirements of a QEF Election, a U.S. Holder must receive certain information from Granite REIT regarding its Stapled Units. Currently, Granite REIT is not undertaking to provide such information to its Holders.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to any Relevant PFIC Entity.

A U.S. Holder may make a Mark-to-Market Election with respect to its shares of a PFIC only if such shares are considered marketable stock. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the GP Shares are “regularly traded” as discussed in the preceding sentence, such shares are expected to be marketable stock. The subsidiaries of Granite or Granite REIT will not be considered marketable stock, so the Mark-to-Market Election will not be available with respect to shares of such entities.

A U.S. Holder that makes a Mark-to-Market Election with respect to its GP Shares generally will not be subject to the default PFIC rules discussed above. Instead, the U.S. Holder would include the increase or decrease in the fair market value of the GP Shares during each tax year as ordinary income or deduction, respectively. Since, as noted above, the assets held by Granite GP are not expected to be significant, a U.S. Holder would not be expected to benefit from a Mark-to-Market Election. Each U.S. Holder is urged to consult with its own tax advisor regarding the advisability of making a Mark-to-Market Election in the event that Granite GP is considered to be a PFIC.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and each U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Stapled Units.

Ownership and Disposition of REIT Units by U.S. Holders

For U.S. federal income tax purposes, a U.S. Holder’s allocable share of Granite REIT’s items of income, gain, loss, deduction or credit is determined in accordance with each U.S. Holder’s interest in Granite REIT.

Granite REIT expects that its income will constitute dividends, interest, and gain or loss on the disposition of its interests in its subsidiaries. Accordingly, since Granite REIT is treated as a partnership for U.S. federal income tax purposes, a U.S. Holder should expect to include and pay tax on such income on its own U.S. federal income tax return, regardless of whether Granite REIT distributes cash in an amount sufficient to pay such tax liability.

Basis

U.S. Holders will have an initial tax basis for their REIT Units equal to the amount paid for such REIT Units. Each U.S. Holder’s basis will be increased by such Holder’s share of Granite REIT’s income and by increases in such Holder’s share of Granite REIT’s liabilities, if any. Each U.S. Holder’s basis will be decreased, but not below zero, by distributions from Granite REIT, by such Holder’s share of Granite REIT’s losses and by any decrease in its share of Granite’s liabilities.

U.S. Holders who acquire REIT Units in separate transactions must combine the basis of those REIT Units and maintain a single adjusted tax basis for all those REIT Units. Upon a sale or other disposition of less than all of the REIT Units, a portion of that tax basis must be allocated to the units sold. U.S. Holders who acquire REIT Units in separate transactions must separately track the holding period for the REIT Units obtained in such transactions.

Limitation on Deductions

A U.S. Holder’s deduction of its share of Granite REIT’s losses will be limited to such Holder’s tax basis in its REIT Units. For U.S. Holders that are individuals, trusts or certain types of corporations, the ability to utilize any tax losses generated by Granite REIT may be limited under the “at risk” limitation in Section 465 of the Code, the passive activity loss limitation in Section 469 of the Code and/or other provisions of the Code. Furthermore, in the case of U.S. Holders that are individuals or trusts, the ability to utilize certain specific items of deduction attributable to the investment activities of Granite REIT may be limited under the investment interest limitation in Section 163(d) of the Code, the 2% floor on miscellaneous itemized deductions in Section 67 of the Code, the phase-out of itemized deductions in Section 68 of the Code and/or other provisions of the Code. Organizational and operating expenses of Granite REIT, as well as certain investment expenses of Granite REIT, to the extent not attributable to a trade or business, may be treated as miscellaneous itemized deductions or may be required to be capitalized. In addition, syndication expenses of Granite REIT (including expenses attributable to the issuing and marketing of Stapled Units) must be capitalized and cannot be amortized or otherwise deducted. Notwithstanding the foregoing, the deduction for all miscellaneous itemized expenses of individuals have been suspended for taxable years beginning after December 31, 2017 and before January 1, 2026. U.S. Holders should consult with their own tax advisors regarding the applicability of these (and other) limitations.

Dividend and Interest Income

A U.S. Holder’s share of Granite REIT’s dividend and interest income will be treated as investment income. Interest income will be taxed as ordinary income. “Qualified dividend income” is subject to tax at the rates applicable to adjusted net capital gain, discussed below. Generally, qualified dividend income consists of dividends received from U.S. corporations and from certain foreign corporations, including foreign corporations whose shares are listed on an established securities market in the United States. It is expected that the dividends received by Granite REIT from its non-U.S. subsidiaries would constitute qualified dividend income for individual U.S. Holders.

Cash distributions received by Granite REIT with respect to stock that it holds, other than qualified dividend income, will be taxable as ordinary income to the extent that the distributing corporation has either current or accumulated earnings and profits for tax purposes. Distributions from Granite America will not constitute qualified dividend income, and, as such, ordinary dividends from Granite America will be taxable as ordinary income under this rule. Granite America does not intend to make capital gain distributions.

Distributions received by Granite REIT in excess of the distributing corporation’s current or accumulated earnings and profits will be treated as a return of capital and will reduce the basis in such stock, thus increasing the gain (or decreasing the loss) which may be realized on a sale or exchange of such stock. To the extent such distributions exceed the basis in the stock, such excess will be taxed as capital gain. Generally, a distribution paid in stock of the distributing corporation with respect to common stock does not result in the recognition of gross income by the recipient.

Treatment of Distributions

Distributions of cash by Granite REIT generally will not be taxable to a U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis (described above) in its REIT Units. Any cash distributions in excess of a U.S. Holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of REIT Units (as described below). Such gain would generally be treated as capital gain and would be long-term capital gain if the U.S. Holder’s holding period for its REIT Units exceeds one year. A reduction in a U.S. Holder’s allocable share of Granite REIT’s liabilities, and certain distributions of marketable securities, are treated similar to cash distributions for U.S. federal income tax purposes.

A redemption of some (but not all) of a U.S. Holder’s REIT Units for cash will be treated and taxed as a distribution, as discussed above.

Disposition or Redemption of REIT Units

U.S. Holders will recognize gain or loss on a sale or exchange of REIT Units, including a full redemption of a U.S. Holder’s Units, equal to the difference, if any, between the amount realized and the U.S. Holder’s tax basis in the REIT Units sold. The amount realized will be measured by the sum of the cash or the fair market value of other property received plus the U.S. Holder’s share of Granite REIT’s liabilities as determined under the partnership tax rules, if any. The U.S. Holder’s adjusted tax basis will be adjusted for this purpose by its allocable share of Granite REIT’s income or loss for the year of such sale or other disposition. Subject to application of the rules discussed under the heading “Passive Foreign Investment Company Considerations” above and the discussion below concerning Section 751 of the Code, gain or loss recognized by a U.S. Holder on the sale or exchange of its REIT Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held all of its REIT Units for more than one year on the date of such sale or exchange.

Under Section 751 of the Code, if a U.S. Holder’s REIT Units are redeemed in whole or in part, a portion of the cash or other property received in the redemption will generally be considered received in exchange for the

REIT Units’ allocable share of the “unrealized receivables” (including, among other items, market discount and certain depreciation recapture) and substantially appreciated “inventory items”. The U.S. Holder will generally be required to recognize ordinary income or loss equal to the redeemed REIT Units’ share of any appreciation or depreciation in respect of such unrealized receivables and substantially appreciated inventory items.

Foreign Currency Gain or Loss

Under the Code, all determinations are generally required to be made in a taxpayer’s functional currency. For most U.S. Holders, their functional currency will be the U.S. dollar. Granite REIT’s functional currency is the Canadian dollar.

The functional currency of a taxpayer or a “qualified business unit” (“QBU”) of a taxpayer is relevant when applying certain foreign currency provisions of the Code (for example, Code Section 987 and Code Section 988). For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership such as Granite REIT in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses primarily are determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency.

Because Granite REIT’s functional currency is the Canadian dollar, U.S. Holders whose functional currency is the U.S. Dollar may recognize gains and/or losses pursuant to Code Section 987 as a result of holding their interest in Granite REIT, including upon distributions from Granite REIT. U.S. Holders are encouraged to consult with their own tax advisors regarding foreign currency gain or loss.

Foreign Tax Credit Limitations

A U.S. Holder will generally be entitled to a foreign tax credit with respect to its allocable share of creditable foreign taxes paid on Granite REIT’s income and gains. Depending on each U.S. Holder’s particular circumstances, complex rules may limit the availability or use of foreign tax credits. Gains from the sale of Granite REIT’s foreign investments may be treated as U.S.-source gains. Consequently, U.S. Holders may not be able to use foreign tax credits arising from any foreign taxes imposed on such gains unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Certain losses that Granite REIT incurs may be treated as foreign source losses, which could reduce the amount of foreign tax credits otherwise available.

Ownership and Disposition of REIT Units by Non-U.S. Holders

For U.S. federal income tax purposes, a Non-U.S. Holder’s allocable share of Granite REIT’s items of income, gain, loss, deduction or credit will be determined in accordance with each Non-U.S. Holder’s interest in Granite REIT. Granite REIT intends to prepare tax returns based on such allocations. Non-U.S. Holders generally should not be subject to U.S. federal income tax on income that is not from U.S. sources as determined under applicable U.S. federal tax law.

Distributive Share of Granite REIT’s U.S.-Source FDAP

Nonresident alien individuals and a foreign corporations are generally subject to U.S. federal income tax on fixed or determinable, annual or periodic income (“FDAP”) received from U.S. sources, including U.S.-source dividends to the extent not effectively connected with the conduct of a U.S. trade or business. U.S.-source FDAP is generally subject to 30 percent U.S. withholding tax applied to the gross amount (with no allowance for deductions) of FDAP unless a lower rate applies under an applicable U.S. tax treaty. Ordinary dividends from Granite America that are not considered income that is effectively connected with a U.S. trade or business (“ECI”) for U.S. tax purposes will be considered U.S.-source FDAP and should be subject to the rules discussed herein.

The 30 percent tax on the gross amount of U.S.-source FDAP payments to a nonresident alien individual or foreign corporation is generally collected through withholding at source. Withholding at source is also required when U.S.-source FDAP payments are made to a partnership, such as Granite REIT (or a subsidiary partnership of Granite REIT), which is organized outside the United States and which has foreign partners. Withholding is generally required at a 30 percent rate, unless a lower rate applies under an applicable U.S. tax treaty and certain documentation requirements are met. The documentation requirements are generally designed to provide withholding agents with sufficient information to enable them to allocate income amongst partners, to identify the beneficial owners of the income and to establish such beneficial owners’ residence and entitlement to a treaty-reduced rate of withholding for U.S. federal income tax purposes. A withholding agent that has deducted and withheld U.S. federal income tax on FDAP on behalf of Granite REIT is required to file information Form 1042-S on behalf of Granite REIT with respect to each Holder to whom a payment was made (or deemed made).

Treaty Reduced Rates of U.S. Tax on FDAP

U.S.-source FDAP payments that would otherwise be subject to 30 percent withholding at source when paid to a foreign partnership (such as Granite REIT) are treated as being made directly to the partners of the foreign partnership in certain circumstances. For example, a payment made to a foreign partnership is treated as made directly to a foreign partner if the foreign partnership satisfies certain documentation requirements and a foreign clearing organization or the financial institution through which the partner beneficially owns its partnership interest is a “qualified intermediary” that can reliably associate the payment with documentation that establishes the beneficial owner as a foreign person entitled to a reduced rate of withholding under an applicable U.S. treaty. Withholding is made at the reduced treaty rate of withholding where the required documentation is in place and the requirements for a reduced rate of withholding are satisfied. A Non-U.S. Holder may demonstrate its qualification for a reduced rate of withholding by submitting a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E.

Reduced rates of withholding tax on FDAP payments are not available under the Canada-U.S. Income Tax Treaty (the “Treaty”) unless the beneficial owner is a qualifying person of Canada under the Treaty. A resident of Canada (within the meaning of the Treaty) who is a natural person generally is entitled to all of the benefits of the Treaty. The discussion below applies only to qualifying persons of Canada under the Treaty.

The applicable Treaty rates of U.S. withholding tax on a Non-U.S. Holder’s distributive share of ordinary Granite America dividends that are not ECI should be zero for RRSPs, pension plans, and tax-exempt organizations. Individuals should be eligible for a 15 percent Treaty-reduced rate. Corporate Non-U.S. Holders, including mutual fund trusts that are properly characterized as corporations for U.S. federal income tax purposes, are not expected to be eligible for the 15 percent Treaty-reduced rate and should be subject to a 30 percent rate of withholding.

Certain residents of Canada may not be eligible for Treaty-reduced rates of withholding on their distributive shares of Granite America’s ordinary dividends. In general, Treaty-reduced rates are not available on a corporate Non-U.S. Holder’s distributive share of Granite America’s ordinary dividends if the corporation beneficially owns, through Granite REIT, a greater than 10 percent interest in Granite America.

A Non-U.S. Holder that has sufficient proof of withholding may generally recover any excess withholding by filing a U.S. federal income tax return for the year in which the distribution is received (Form 1040-NR for nonresident alien individuals and Form 1120-F for foreign corporations), provided the return is filed no later than two years after the tax is withheld. A Non-U.S. Holder must obtain a U.S. taxpayer identification number in order to file a U.S. federal income tax return.

For U.S. federal income tax purposes, the source and character of a partner’s distributive share of income received through a partnership is normally determined as if such item were realized directly by the partner. For purposes of the Treaty, provided the partner is considered the “beneficial owner” of the income earned by the partnership, such partner should be entitled to a reduced rate of tax under the Treaty. Although the matter is not free from doubt, Holders should be considered the beneficial owners of the income from Granite REIT. Non-U.S. Holders should therefore be entitled to benefits under the Treaty to the extent they are considered qualifying persons under the Treaty.

Distributive Share of Income Attributable to Capital Gain Distributions from Granite America

Under section 897 of the Code, which is commonly referred to as “FIRPTA”, a non-U.S. person’s gain from the disposition of a U.S. real property interest (a “USRPI”), including shares in a U.S. real property holding corporation (“USRPHC”), is generally subject to U.S. tax, withholding and filing requirements and is not exempt under the Treaty. A look-through rule applies to ownership of USRPIs owned through a partnership, under which foreign partners are taxed on deemed or actual dispositions of USRPIs by the partnership. Similarly, distributions by REITs that are considered USRPHCs to non-U.S. holders of the REIT’s shares are taxable under FIRPTA to the extent that such distributions are attributable to a disposition by the REIT of a USRPI. Because Granite America is considered a USRPHC, indirectly owned by Granite REIT, a Non-U.S. Holder thus could be subject to FIRTPA tax on gain as a result of holding REIT Units in three scenarios: (i) if Granite REIT disposes of its shares in Granite America; (ii) if distributions made by Granite America, a USRPHC, are in excess of Granite America’s earnings and profits and Granite REIT’s adjusted tax basis in the shares of Granite America; or (iii) if distributions made by Granite America are attributable to the sale or exchange of USRPIs by Granite America (together, “FIRPTA Gain”).

To the extent that a Non-U.S. Holder is treated as receiving a distributive share of FIRPTA Gain, such Non-U.S. Holder generally would be subject to withholding tax on distributions of such income, would be required to file a U.S. federal income tax return for such year reporting their allocable share of FIRPTA Gain, which is treated as ECI, and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income. Additionally, Non-U.S. Holders that are corporations may also be subject to a 30 percent U.S. branch profits tax on FIRTPA Gain, unless reduced by the Treaty.

No assurances can be given that FIRPTA Gain will not be included in a particular Non-U.S. Holder’s distributive share of Granite REIT’s income in a particular year. As such, no assurances can be given that a Holder will not have U.S. tax return filing obligations in one or more years arising as a result of an investment in Granite REIT. Each Non-U.S. Holder is urged to consult its own tax advisor regarding the possible consequences under FIRPTA of the acquisition, ownership, and disposition of REIT Units.

Disposition of REIT Units

In general, under a FIRPTA “look-through” rule, a non-U.S. person’s gain from disposition of an interest in an entity treated as a partnership for U.S. federal income tax purposes, wherever organized, is treated as gain from disposition of an interest in a USRPI to the extent gain on the disposition of the partnership interest is attributable to USRPIs owned by the partnership. However, the Code exempts from the general USRPI rule shares of a U.S. corporation that are regularly traded on an established securities market for a non-U.S. person who owns 5 percent or less of such class at the time of disposition and who also owned 5 percent or less of such class at all times in the immediately preceding five-year period. An established securities market includes national securities exchanges outside the United States that are officially recognized, sanctioned or supervised by governmental authority and should include the Toronto Stock Exchange.

Regulations extend the exemption from USRPI classification, above, for certain shares of a corporation that are regularly traded on an established securities market, to partnership units that are regularly traded on an established securities market. As in the case of the exception applicable to shares of a U.S. corporation, the USRPI exception for partnership units applies only to non-U.S. persons who own 5 percent or less of the class of regularly traded partnership units at the time of disposition and who also owned 5 percent or less of such class at all times in the immediately preceding five-year period. For these purposes, a greater than 5 percent interest in a partnership is considered a USRPI if the fair market value of its USRPIs equals or exceeds 50 percent of the sum of the fair market value of its USRPIs, its interests in real property located outside the United States, and any other of its assets which used are held for use in its trade or business. Complex constructive ownership and attribution rules apply for purposes of determining whether a person qualifies for the 5 percent exception.

The U.S. withholding, reporting and filings that would otherwise apply to a non-U.S. person’s disposition of a USRPI do not apply to dispositions of a class of publicly traded partnership interests by non-U.S. persons who satisfy the 5 percent or lower ownership requirement described above. As such, Non-U.S. Holders who do not otherwise have a U.S. tax reporting or filing requirement would not have one as a result of a sale or other disposition of their REIT Units, provided they owned (and were considered to own) 5 percent or less of the Units that were listed for trading at the time of disposition and at all times in the immediately preceding five-year period and Granite REIT met the regularly traded requirements for the quarter in which the disposition is made. Likewise, the transferee of the REIT Units would not be required to withhold and remit 15 percent of the sales proceeds (including any consideration such as assumption of debt) to the IRS.

In general terms, the Regulations consider units in a partnership that is publicly traded on a domestic exchange, such as the NYSE or an “over-the-counter market,” to be regularly traded for any calendar quarter during which the partnership is “regularly quoted by brokers or dealers making a market in such interests,” which means that the broker or dealer generally must hold himself out to buy or sell interests at the quoted price.

If the partnership is publicly traded on a foreign exchange, the Regulations consider also units in a partnership to be regularly traded in a particular quarter if each of four tests is met. First, trades must be effected, other than in de minimis quantities, on at least 15 days during the calendar quarter. Second, the aggregate number of units traded in the calendar quarter as a percentage of the average number of units in such class outstanding during the calendar quarter must equal or exceed a minimum threshold. The minimum quarterly threshold is 2.5 percent if the average number of partners of record is 2,500 or more and 7.5 percent otherwise. Although not entirely free from doubt, a partner of record for this purpose is likely to include the beneficial Non-U.S. Holder, rather than a nominee or custodian. Third, 100 or fewer persons must not own or constructively own 50 percent or more of the outstanding class of partnership units at any time in the calendar quarter. Fourth, the partnership must maintain records of the beneficial owner of the units at all times and also meets certain reporting requirements, which include identifying each person who, at any time in the year, was the beneficial owner of more than 5 percent of any class of units in the partnership that are traded.

Granite REIT has applied to list the Stapled Units on the NYSE and expects the REIT Units to satisfy the regularly traded standards of the Regulations quarterly. There can be no assurance, however, that Granite REIT will always be traded on the NYSE. In that case, Granite REIT expects that it will be able to satisfy the regularly traded standards with respect to the TSX; however, this result is not certain, since the requirements are based on factual matters and future events that are beyond Granite’s control.

Disposition of REIT Units if REIT Units Are Not Regularly Traded or by a Greater Than 5 Percent Holder

If Granite REIT were not considered regularly traded for these purposes, the taxation, withholding and reporting requirements applicable to the disposition of REIT Units in the event that such Units are not considered to be regularly traded on an established securities market in the quarter in which the disposition occurs and are, therefore, are treated as gains from the sale or exchange of a USRPI, in whole or in part. These same taxation, withholding and reporting requirements would also apply to the disposition of REIT Units by a Non-U.S. Holder who owns (or is considered to own) more than 5 percent of the listed class of REIT Units at the time of disposition or at any time in the immediately preceding five-year period.

As discussed above, FIRPTA Gain recognized by a nonresident alien or foreign corporation is treated as ECI, and the taxable amount is subject to U.S. federal income tax at graduated rates. A portion of the FIRPTA Gain recognized by a Non-U.S. Holder from the sale of REIT Units, attributable to Granite REIT’s indirect ownership of Granite America’s shares, is expected to be treated as gain from the disposition of a USRPI if the REIT Units are not considered to be regularly traded on an established securities market in the calendar quarter in which the disposition occurs. Likewise, FIRPTA Gain would be taxable under FIRPTA to a Non-U.S. Holder that owns (or is considered to own) more than 5 percent the listed class of REIT Units at the time of disposition or at any time in the immediately preceding five-year period.

The maximum applicable tax for long-term capital gains recognized by individual Non-U.S. Holders (including RRSPs) is 20 percent, generally with no reductions of rates under the Treaty. The gain on disposition of REIT Units will be treated as long-term capital gains if the sold REIT Units had been held by the Non-U.S. Holder for more than one year. The corresponding rate for corporate Non-U.S. Holders (including Canadian mutual fund trusts, which are generally treated as corporations for U.S. federal income tax purposes) is 21 percent and is also not generally eligible for a reduced rate under the Treaty.

A transferee of a USRPI is generally required to deduct, withhold and remit to the IRS a tax equal to 15 percent of the purchase price of a USRPI. This withholding may be reduced or eliminated with the appropriate facts if an application for a withholding certificate is timely filed with the IRS requesting a reduction in withholdings and a withholding certificate is received from the IRS. A withholding certificate might be issued by the IRS if a Non-U.S. Holder establishes that the actual tax on the sale is expected to be less than 15 percent of the sales price because, for example, the Holder suffers a loss on the sale. However, no assurance can be given that the IRS will approve a withholding certificate application.

A Non-U.S. Holder that sells or otherwise disposes of REIT Units will be required to file a U.S. federal income tax return for the year of disposition (Form 1040-NR for nonresident alien individuals and Form 1120-F for foreign corporations) and may claim the withholding tax withheld by the transferee as a credit against the Non-U.S. Holder’s final U.S. federal income tax liability for the year by showing proof of withholding.

Information Reporting and Backup Withholding Tax

Amounts received by a noncorporate U.S. Holder as distributions on the Stapled Units may be subject to U.S. federal income tax withholding (called “backup withholding”) if the U.S. Holder fails to furnish its correct taxpayer identification number (in the case of a U.S. Holder that is an individual, its social security number) and certain certifications (generally on a Form W-9), or if such U.S. Holder is otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to a U.S. Holder may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Foreign Account Tax Compliance Act

Under FATCA, U.S. withholding taxes are imposed on certain types of payments to a foreign entity that is classified as a “foreign financial institution” (“FFI”). In particular, the legislation imposes a 30 percent withholding tax on “withholdable payments” paid to an FFI unless the FFI enters into an agreement with the United States Treasury requiring, among other things, that it undertake to (i) identify accounts held by certain U.S. persons or foreign entities owned by U.S. persons, (ii) annually report certain information about such accounts, and (iii) withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. “Withholdable payments” include, but are not limited to, U.S.-source dividends and interest. Entities formed in jurisdictions that have entered into a model 1 “inter-governmental agreement” (“IGA”) to implement FATCA generally comply with FATCA, and thus avoid this U.S. withholding tax, by complying with legislation or regulations adopted by the non-US party to the IGA implementing the IGA and by reporting any required account holder information to a government authority in that jurisdiction, rather than by entering into an agreement with, and reporting that information to, the IRS.

The term FFI is defined broadly under temporary guidance issued by the IRS. It does not, however, include certain nonfinancial holding companies, if substantially all of the activities of the relevant company is to own the outstanding stock of one or more subsidiaries that engage in trades or businesses, provided that no such subsidiary is a financial institution. Granite REIT may be able to qualify for this exception, but it is not clear under the current guidance.

If Granite REIT does not qualify as a nonfinancial holding company, it will be considered an FFI. In such a case, Granite REIT expects to comply with FATCA by complying with the rules imposed by Canada under the IGA between the Government of the Canada and the Government of the United States that provides for an FFI to provide information on its investors to the Canadian tax authorities, who will in turn share relevant information with the IRS. Under the FATCA rules, if Granite REIT does not comply with these requirements, Granite REIT generally would be subject to 30% withholding tax on withholdable payments received by Granite REIT, which would reduce Granite REIT’s value.

This description is based on temporary and proposed guidance issued by the IRS. Future guidance from the IRS may affect the application of these rules to the REIT Units.

RISK FACTORS

An investment in the Offered Units is subject to a number of risks. Before deciding whether to invest in the Offered Units, investors should consider carefully the risks factors set forth below and in the documents incorporated by reference in this Prospectus (including those discussed under the heading “Risk Factors” in the Annual Information Form) and all of the other information in this Prospectus (including, without limitation, the documents incorporated by reference). The risks described herein are not the only risks that affect Granite. Other risks and uncertainties that Granite does not presently consider to be material, or of which Granite is not presently aware, may become important factors that affect Granite’s future financial condition and results of operations.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The transmission of COVID-19 and its variants and efforts to contain its spread have recently resulted in international, national and local border closings; travel restrictions; significant disruptions to business operations, supply chains and customer activity and demand; cancellations, reductions and other changes to services; and quarantines; as well as considerable general concern and uncertainty.

The economic downturn resulting from the COVID-19 pandemic and government measures to contain it may materially adversely impact Granite’s operations and financial performance. Such impacts may include: reductions in tenants’ ability to pay rent in full or at all; reductions in demand for tenants’ products or services; temporary or long-term suspension of development projects; temporary or long-term labour shortages or disruptions; further disruptions to local and global supply chains; increased risks to Granite’s information technology systems and internal control systems as a result of the need to increase remote work arrangements; and continued or further deterioration of worldwide credit and financial markets that could limit Granite’s ability to obtain external financing to fund operations and capital expenditures, or result in losses on Granite’s holdings of cash and investments due to failures of financial institutions and other parties.

Granite has already taken and will continue to take actions to mitigate the effects of the COVID-19 pandemic, while considering the interests of its employees, tenants, suppliers and other stakeholders. Management has implemented appropriate procedures aimed at ensuring Granite is conducting business in a safe and effective manner, including work-from-home protocols for Granite’s employees, and Granite is working diligently with its service providers to remain operational during this pandemic.

Granite maintains active dialogue with its tenants, especially those more significantly affected by COVID-19 disruptions and has implemented enhanced monitoring of their operational and financial metrics.

Granite also continues to assess and attempts to mitigate the risk of temporary or longer-term labour shortages or interruptions, and disruptions in local and global supply chains, including the potential impact of these on Granite’s ongoing development projects.

Granite’s response to the COVID-19 pandemic is guided by local public health authorities and governments in each of its markets. Granite continues to closely monitor business operations and may take further actions that respond to directives of governments and public health authorities or that are in the best interests of employees, tenants, suppliers or other stakeholders, as necessary. These changes and any additional changes in operations in response to COVID-19 and its variants could materially impact the financial results of Granite. The spread of COVID-19 and its variants has caused an economic slowdown and increased volatility in financial markets. Governments and central banks across the globe have responded with monetary and fiscal interventions intended to stabilize economic conditions. However, it is not known how these on-going interventions will impact debt and equity markets or the economy generally in the future. Although the ultimate impact of COVID-19 and its variants on the global economy and its duration remains uncertain, disruptions caused by COVID-19 and its variants may materially adversely affect Granite’s performance. The pace of the recovery following the COVID-19 pandemic cannot be accurately predicted and may be affected by a number of factors, which may include: the speed of vaccinations declining; the effectiveness, acceptance and availability of vaccines; and the duration of associated immunity and efficacy of the vaccines against COVID-19 and its variants being less than expected, all of which may prolong the impacts of COVID-19 on the economy, Granite and Granite’s tenants. Uncertain economic conditions resulting from the COVID-19 pandemic may, in the long term, materially adversely impact Granite’s tenants and/or the debt and equity markets, either of which could materially adversely affect Granite’s operations and financial performance.

For more information, see the Interim MD&A, in particular the sections entitled “Significant Matters – COVID-19 Pandemic” and “Risks and Uncertainties”.

Potential Limitations on Interest Deductions from Taxable Income

The 2021 federal budget proposed that the deductibility of interest and other financing-related expenses would be denied to corporations, partnerships and trusts to the extent that such expenses, net of interest and financing-related income, exceed a fixed ratio of the entity’s tax EBITDA. For 2023, the ratio would be 40% and for subsequent years, it would be reduced to 30%. However, this general rule would be subject to various exceptions, including for a “group ratio” concept, which would allow a taxpayer to deduct net interest in excess of the fixed ratio where it could demonstrate that the ratio of net third-party interest to book EBITDA of its consolidated group implies that a higher deduction limit is appropriate.

Draft legislation to implement these proposals has not yet been released, and Granite REIT is not yet in a position to determine whether, if they take effect, they may reduce the amounts it otherwise could claim as deductions in computing its income for Canadian income tax purposes in such future years for interest and other financing expenses. If such a reduction were to occur, the general effect would be to increase the amount of taxable income of Granite REIT that it effectively would be required to allocate and distribute to its Unitholders in order for it not to be subject to income tax itself on such income.

Acquisitions

Granite expects to continue to acquire new properties and dispose of properties in accordance with its growth and diversification strategy, and Granite may also acquire going-concern businesses. It is Granite’s operating policy to conduct such diligence as is commercially reasonable in the circumstances on each business or real property that it intends to acquire, including, where appropriate, obtaining a report with respect to the physical condition of real properties from an independent and experienced consultant.

Acquisitions of properties are subject to commercial risks and satisfaction of closing conditions that may include, among other things, receipt of estoppel certificates and obtaining title insurance. Such acquisitions may not be completed or, if completed, may not be on terms that are as favourable as initially negotiated. In the event that Granite does not complete an announced acquisition, it may have an adverse effect on Granite’s operating results.

Integrating acquired properties and businesses also involves a number of risks that could materially and adversely affect Granite’s business, including:

•	failure of the acquired properties or businesses to achieve expected investment results;

•	risks relating to the integration of the acquired properties or businesses and the retention and integration of key personnel relating to the acquired properties or businesses; and

•	the risk that major tenants or clients of the acquired properties or businesses may not be retained following the expiry of their leases.

Furthermore, the properties and businesses acquired may have undisclosed liabilities for which Granite may not be entitled to any recourse against the vendor, and any contractual, legal, insurance or other remedies may be insufficient. The discovery of any material liabilities subsequent to the closing of the acquisition for any property or business could have a material adverse effect on Granite’s cash flows, financial condition and results of operations.

There can be no assurance that Granite will be able to find attractive opportunities toward which to deploy capital or the proceeds of dispositions, or that Granite will be able to replace the revenue from disposed properties with revenue from newly acquired properties on satisfactory terms or to acquire assets on an accretive basis.

Risk Factors Related to the Offering

“At-the-Market” Offerings

Investors who purchase Offered Units in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. Granite will have discretion, subject to market demand, to vary the timing, prices, and numbers of Offered Units sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Units as a result of sales made at prices lower than the prices they paid.

Discretion in Use of Proceeds

Granite intends to use the net proceeds from the Offering to fund Granite REIT’s acquisition pipeline and commitments under Granite’s existing development projects and for general trust purposes. Such uses may also include to partially fund the potential acquisitions and developments described herein. See “Use of Proceeds”.

Granite intends to use the net proceeds from the Offering as stated in this Prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at Granite’s sole discretion. Management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, Granite’s results of operations may suffer.

Certainty of Net Proceeds from the Offering

There is no certainty that $250,000,000, or any amount, will be raised under the Offering. The Agents have agreed to use commercially reasonable efforts to sell the Offered Units when and to the extent requested by

Granite, but Granite is not required to request the sale of the maximum amount offered or any amount and, if Granite requests a sale, the Agents are not obligated to purchase any Offered Units that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by Granite, Granite may raise substantially less than the maximum total offering amount or nothing at all.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no Trustee of Granite REIT, Director of Granite GP or executive officer of Granite, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of Granite’s voting securities, or an associate or affiliate thereof, has any material interests, directly or indirectly in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Granite.

EXPERTS

Certain Canadian legal matters relating to the issue and sale of the Offered Units will be passed upon on behalf of Granite by Blake, Cassels & Graydon LLP; certain United States legal matters will be passed upon on behalf of Granite by Paul, Weiss, Rifkind, Wharton & Garrison LLP; the matters referred to under “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” will be passed upon on behalf of Granite by Davies Ward Phillips & Vineberg LLP (Toronto, Ontario); the matters referred to under “Certain United States Federal Income Tax Considerations” will be passed upon on behalf of Granite by Davies Ward Phillips & Vineberg LLP (New York, New York); and certain legal matters will be passed upon on behalf of the Agents by McMillan LLP.

As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP, Davies Ward Phillips & Vineberg LLP (Toronto, Ontario and New York, New York) and McMillan LLP, respectively, beneficially owned, directly or indirectly, less than 1% of the outstanding securities of Granite.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Granite REIT and Granite GP are Deloitte LLP, located at Bay Adelaide Centre, East Tower, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9. Deloitte LLP is independent of Granite REIT and Granite GP within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Stapled Units is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for the Stapled Units in the United States is Computershare Trust Company, N.A. at its offices in Louisville, Kentucky.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement; (ii) the consent of Deloitte LLP; (iii) the consents of Blake, Cassels & Graydon LLP, Davies Ward Phillips & Vineberg LLP (Toronto, Ontario and New York, New York) and McMillan LLP; and (iv) powers of attorney of the directors and certain officers of Granite GP and certain officers of Granite REIT.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 1, 2021

GRANITE REAL ESTATE INVESTMENT TRUST

and

GRANITE REIT INC.

$1,500,000,000

Stapled Units

Stapled Convertible Debentures

Stapled Subscription Receipts

Stapled Warrants

Units

Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, and together with Granite REIT, “Granite”) may from time to time offer and issue the following securities: (i) Stapled Units (as defined herein); (ii) stapled convertible debentures (“Stapled Convertible Debentures”), each of which will be comprised of an unsecured convertible debenture of Granite REIT (a “REIT Convertible Debenture”) and an unsecured convertible debenture of Granite GP (a “GP Convertible Debenture”); (iii) stapled subscription receipts (“Stapled Subscription Receipts”), each of which will be comprised of one subscription receipt of Granite REIT (a “REIT Subscription Receipt”) entitling the holder to receive trust units of Granite REIT (each, a “REIT Unit”) subject to applicable conditions, and one subscription receipt of Granite GP (a “GP Subscription Receipt”) entitling the holder to receive common shares of Granite GP (each, a “GP Share”) subject to applicable conditions; (iv) stapled warrants (the “Stapled Warrants”), each of which will be comprised of a warrant of Granite REIT exercisable to acquire REIT Units (a “REIT Warrant”) and a warrant of Granite GP exercisable to acquire GP Shares (a “GP Warrant”); and (v) securities comprised of more than one of Stapled Units, Stapled Convertible Debentures, Stapled Subscription Receipts and/or Stapled Warrants offered together as a unit (“Units”), or any combination thereof, having an offer price of up to $1,500,000,000 in aggregate (or the Canadian dollar equivalent, at the date of issue, if any Securities (as defined herein) are issued in or for any other currency or currency unit, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the “Prospectus”) remains valid. The Stapled Units, Stapled Convertible Debentures, Stapled Subscription Receipts, Stapled Warrants and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”).

Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario pursuant to an amended and restated declaration of trust dated December 20, 2017 (as further amended or amended and restated from time to time, the “Declaration of Trust”). Granite GP is a corporation incorporated under the Business Corporations Act (British Columbia). The REIT Units and the GP Shares trade together as stapled units (“Stapled Units”), each Stapled Unit consisting of one REIT Unit and one GP Share. The currently issued and outstanding Stapled Units are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol

“GRT.UN” and on the New York Stock Exchange (the “NYSE”) under the symbol “GRP.U”. The closing price of the Stapled Units on the TSX on September 30, 2021, the last trading day prior to the date of this Prospectus, was $90.08. The closing price of the Stapled Units on the NYSE on September 30, 2021, the last trading day prior to the date of this Prospectus, was US$71.14.

The material specific terms of any offering of Securities will be set forth in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Stapled Units, the number of Stapled Units being offered, and any other material specific terms; (ii) in the case of Stapled Convertible Debentures, the specific designation, aggregate principal amount, the currency or the currency unit for which the Stapled Convertible Debentures may be purchased, maturity, interest provisions, authorized denominations, ranking, offering price, covenants, events of default, any terms for redemption at the option of Granite REIT or Granite GP, as applicable, or the holder, any exchange or conversion terms, and any other material specific terms; (iii) in the case of Stapled Subscription Receipts, the number of Stapled Subscription Receipts being offered and the price at which they are offered, the terms, conditions and procedures for the issue and delivery of Stapled Units pursuant to the Stapled Subscription Receipts and any other material specific terms; (iv) in the case of Stapled Warrants, the number of such Stapled Warrants offered, the terms, conditions and procedures for the exercise of such Stapled Warrants into or for Stapled Units, and any other material specific terms; and (v) in the case of Units, the number of Units being offered, the terms of the underlying Stapled Units, Stapled Convertible Debentures, Stapled Subscription Receipts and/or Stapled Warrants and any other material specific terms.

All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, which delivery may be effected in the case of U.S. purchasers through the filing of such Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”). Each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement and only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

This Prospectus does not qualify for issuance Stapled Convertible Debentures, or Securities convertible or exchangeable into Stapled Convertible Debentures, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Stapled Convertible Debentures, or securities convertible or exchangeable into Stapled Convertible Debentures, (i) in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates, and (ii) convertible into or exchangeable for Stapled Units or that may be repaid by the issuance of Stapled Units.

Granite may sell the Securities to underwriters or dealers purchasing as principal and may also sell the Securities to one or more purchasers directly, or through agents designated by Granite from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale (including, without limitation, sales deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)), prices related to such prevailing market prices or prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in NI 44-102).

Subject to applicable laws and unless otherwise specified in a Prospectus Supplement, and other than in connection with an “at-the-market distribution”, the underwriters or agents may, in connection with any offering of the Securities, over-allocate or effect transactions intended to stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or agent of an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or agent and no person or company acting jointly or in concert with an underwriter or agent may, in connection with the distribution, over-allot securities or enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter or agent creating an over-allocation position in the Securities.

The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to Granite and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”. Unless otherwise specified in the applicable Prospectus Supplement, the offerings are subject to approval of certain Canadian legal matters on behalf of Granite by Blake, Cassels & Graydon LLP, certain U.S. legal matters on behalf of Granite by Paul, Weiss, Rifkind, Wharton & Garrison LLP and certain tax matters on behalf of Granite by Davies Ward Phillips & Vineberg LLP.

Unless otherwise specified in the applicable Prospectus Supplement, the Stapled Convertible Debentures, Stapled Subscription Receipts, Stapled Warrants and Units will not be listed on any stock exchange. Accordingly, unless so specified, there will be no market through which these Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.

We are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. The financial statements of Granite included or incorporated by reference in this Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As a result, they may not be comparable to the financial statements of U.S. companies.

You should be aware that the purchase of the Securities may have tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and consult with your tax advisor.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Granite REIT and Granite GP are formed or incorporated under the laws of Canada, most of Granite’s officers and directors and most of the experts named in this Prospectus are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of Granite’s assets, are located outside the United States.

A return on a purchaser’s investment in Stapled Units is not comparable to the return on an investment in a fixed income security. The recovery of a purchaser’s initial investment is at risk, and the anticipated return on a purchaser’s investment is based on many performance assumptions. Although Granite intends to make distributions to holders of Stapled Units (“Unitholders”), these distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the financial performance of Granite’s properties, debt covenants and other contractual obligations, working capital requirements and future capital requirements, all of which are subject to a number of risks. It is important for a purchaser of Stapled Units and other Securities to consider the particular risk factors described in the “Risk Factors” section of this Prospectus and in the documents incorporated by reference in this Prospectus (including those discussed under the heading “Risk Factors” in the Annual Information Form (as defined herein) and under the heading “Risks and Uncertainties” in the Annual MD&A (as defined herein)), which may affect Granite and its business, the real estate industry, and therefore the stability of distributions that a Unitholder receives.

The after-tax return from an investment in Stapled Units to Unitholders subject to Canadian federal income tax will depend, in part, on the composition for Canadian federal income tax purposes of distributions paid by Granite, portions of which may be fully or partially taxable or may constitute tax deferred returns of capital (i.e., returns that initially are non-taxable but which reduce the adjusted cost base of the Unitholders’ Stapled Units). The composition of distributions for Canadian federal income tax purposes may change over time, thus affecting the after-tax return to Unitholders.

The Stapled Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (the “CDICA”) and are not insured under the provisions of the CDICA or any other legislation. Furthermore, Granite REIT is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although Granite REIT is intended to qualify as a “mutual fund trust” as defined by the Income Tax Act (Canada) (the “Tax Act”), Granite REIT is not a “mutual fund” as defined by applicable securities legislation.

No underwriter or dealer has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Granite’s principal office and centre of administration is located at 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada.

GENERAL MATTERS

In this Prospectus, references to “Granite” refer to Granite REIT and Granite GP and, where the context requires, their subsidiaries and investments.

Except as otherwise indicated, all references in this Prospectus to “dollars” or “$” are to Canadian dollars and all references in this Prospectus to “US dollars” or “US$” are to United States dollars.

This Prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the SEC. Under the registration statement, Granite may, from time to time, offer or sell the Securities described in this Prospectus in one or more offerings. This Prospectus provides you with a general description of the Securities that Granite may offer. Each time Granite sells Securities, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to Granite and the Securities.

The financial statements incorporated by reference in this Prospectus have been prepared in accordance with IFRS, which differs from U.S. GAAP. Therefore, such financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP.

NOTICE CONCERNING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation.

Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “objective”, “strategy”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Some of the specific forward-looking statements in this Prospectus include, but are not limited to, statements regarding Granite’s objectives and strategic focus; Granite’s pursuit of acquisition, development and investment opportunities; dispositions; future distributions or financings by Granite; lease terms; termination fees; future maintenance and leasing expenditures; development expenditures; and the impact of the COVID-19 pandemic on Granite.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that the following can be achieved in a timely manner, with the expected impact or at all: Granite’s expectations regarding the impact of the COVID-19 pandemic and government measures to contain it, including with respect to Granite’s ability to weather the impact of COVID-19, the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for Unitholders, the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna International Inc., its operating divisions and subsidiaries and its other controlled entities (collectively, “Magna”) and the special purpose properties; the ability of Granite to accelerate growth and to grow its net asset value and FFO (as defined herein) and AFFO (as defined herein) per unit; the ability of Granite to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; and the expected amount of any distributions. Forward-looking statements and forward-looking information are based on information available at a point in time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Tax Act or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section of the Annual Information Form (as defined herein) and the “Risks and Uncertainties” section of the Interim MD&A (as defined herein), all of which investors are strongly advised to review along with any risk factors set forth in a Prospectus Supplement. The “Risk Factors” section of the Annual Information Form and the “Risks and Uncertainties” section of the Interim MD&A also contain information about the material factors or assumptions underlying such forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this Prospectus to reflect subsequent information, events or circumstances or otherwise.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end rates of exchange for US$1.00, expressed in Canadian dollars, published by the Bank of Canada.

	Six Months Ended June 30		Year Ended December 31
	2021	2020	2020	2019	2018
	$	$	$	$	$
Highest rate during the period	1.2828	1.4496	1.4496	1.3600	1.3642
Lowest rate during the period	1.2040	1.2970	1.2718	1.2988	1.2288
Average rate for the period	1.2470	1.3651	1.3415	1.3269	1.2957
Rate at the end of the period	1.2394	1.3628	1.2732	1.2988	1.3642

On September 29, 2021, the daily average exchange rate posted by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was US$1.00 equals $1.2741.

NON-IFRS MEASURES

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite’s business. These non-IFRS measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI — cash basis”), same property NOI — cash basis, constant currency same property NOI, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, adjusted earnings before interest, income taxes, depreciation and amortization, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. See “Non-IFRS Performance Measures” in the Annual MD&A (as defined herein) and Interim MD&A (as defined herein) and “General Matters – Non-IFRS Measures” in the Annual Information Form for further information.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces and territories of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from Granite by telephone at (647) 925-7500, Attention: Manager, Legal & Investor Services. In addition, copies of the documents incorporated by reference herein may be obtained from the securities commissions or similar authorities in the provinces and territories of Canada electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

As at the date hereof, the following documents, filed with the securities commissions or similar authorities in the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)

the audited combined financial statements of Granite REIT and Granite GP and accompanying notes for the years ended December 31, 2020 and 2019, together with the report of independent registered public accounting firm thereon;

(b)	the management’s discussion and analysis of results of operations and financial position of Granite REIT and Granite GP for the years ended December 31, 2020 and 2019 (the “Annual MD&A”);

(c)	the annual information form of Granite REIT dated March 3, 2021 for the year ended December 31, 2020 (the “Annual Information Form”);

(d)	the management information circular of Granite REIT and Granite GP dated April 12, 2021 for the joint annual meetings of Unitholders held on June 10, 2021;

(e)

the interim unaudited condensed combined financial statements of Granite REIT and Granite GP and accompanying notes as at and for the three and six months ended June 30, 2021 and 2020 (the “Interim Financial Statements”); and

(f)	the management’s discussion and analysis of results of operations and financial position of Granite REIT and Granite GP for the three and six months ended June 30, 2021 and 2020 (the “Interim MD&A”).

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) which are filed by Granite with the securities commissions or similar authorities in the provinces and territories of Canada after the date of this Prospectus and during the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Securities of which this Prospectus forms a part. In addition, if and to the extent indicated therein, Granite may incorporate by reference in this Prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act.

Upon new audited annual combined financial statements of Granite REIT and Granite GP and related management’s discussion and analysis being filed by Granite with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed audited annual combined financial statements and related management’s discussion and analysis and all unaudited interim combined financial statements and related management’s discussion and analysis relating to prior periods shall be deemed no longer to be incorporated into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new annual information form of Granite REIT being filed by Granite with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless (i) such report is incorporated by reference into the current annual information form or (ii) less than nine months of the acquired business’ or related businesses’ operations are incorporated into the most recent audited annual combined financial statements of Granite REIT and Granite GP), shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus. Upon a new management information circular prepared in connection with an annual general meeting of Unitholders being filed with the applicable securities regulatory authorities during the term of this Prospectus, the previous management information circular prepared in connection with an annual general meeting of Unitholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Upon unaudited interim combined financial statements of Granite REIT and Granite GP and related management’s discussion and analysis being filed by Granite with the applicable securities regulatory authorities during the term of this Prospectus, all previously filed unaudited interim combined financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

A Prospectus Supplement containing the specific terms in respect of an offering of the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements has been granted or is otherwise available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

Any template version of any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus, except as so modified or superseded.

BUSINESS OF GRANITE

Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the Province of Ontario pursuant to the Declaration of Trust. Granite GP is a corporation formed and existing under the Business Corporations Act (British Columbia). Granite’s business is carried on directly and indirectly by Granite REIT Holdings Limited Partnership (“Granite LP”), all of the partnership units of which are owned by Granite REIT and Granite GP. As at September 30, 2021, Granite owns 126 investment properties in seven countries having approximately 54.0 million square feet of gross leasable area.

Granite provides Unitholders with stable cash flow generated by revenue it derives from the ownership of and investment in income-producing real estate properties. It strives to maximize long term unit value through the execution of its long-term strategy of building an institutional quality and globally diversified industrial real estate business. Underpinning this strategy, Granite seeks to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties over the long term. A key component of Granite’s strategy is to reduce the proportion of total capital invested in Magna-tenanted properties and thereby increase the percentage of lease revenue earned from non-Magna tenants. During the year ended December 31, 2020, Granite continued to execute on its diversification strategy through the acquisition of 24 income-producing properties in Canada, the United States and the Netherlands, a property under development in the Netherlands (subsequently completed) and a parcel of development land in the United States. To date in 2021, Granite has acquired nine income-producing properties and two properties under development in the United States, one income-producing property in the Netherlands and one land held for development in Canada, and as at June 30, 2021, revenues from Magna properties represented 34% of Granite’s total estimated annualized revenue.

RECENT DEVELOPMENTS

COVID-19 Pandemic Update

Further to Granite’s previous updates on the impacts of the COVID-19 pandemic on its operations, there has not been a significant negative impact on Granite’s operations, assets or liabilities as a result of COVID-19. Granite has received 100% of rents due in Q1 and Q2 2021, and rent collection continues on pace in the third quarter of 2021. Granite has not recognized any provisions for uncollected rent at this time as all outstanding rental income has been received.

Discussions Regarding Possible Acquisitions and Financings

In the normal course, Granite is engaged in discussions with respect to the possible acquisition and financing of new assets, the refinancing of existing assets and its capital structure. Some of these acquisitions and financings may be material to Granite and may involve the granting of security on existing assets. Granite expects to continue negotiations in respect of these matters and will actively pursue these and other opportunities as they become available. However, there can be no assurance that any of these discussions will result in definitive agreements and, if they do, what the terms, conditions or timing of any acquisition, financing or refinancing would be.

DESCRIPTION OF STAPLED UNITS

See the sections entitled “Declaration of Trust and Description of REIT Units – REIT Units”, “– Transferability and Stapling of REIT Units”, “– REIT Unit Redemption Right” and “Granite GP Capital Structure” in the Annual Information Form for a description of the terms and provisions of the Stapled Units. As at September 30, 2021, there were 65,693,840 Stapled Units issued and outstanding.

DESCRIPTION OF STAPLED CONVERTIBLE DEBENTURES

The following sets forth certain general anticipated terms and provisions of the Stapled Convertible Debentures. The particular terms and provisions of Stapled Convertible Debentures offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Stapled Convertible Debentures, will be described in such Prospectus Supplement. The following description and any description of Stapled Convertible Debentures in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable indenture and, if applicable, collateral arrangements relating to such Stapled Convertible Debentures.

Stapled Convertible Debentures will be comprised of convertible debentures of Granite REIT (the “REIT Convertible Debentures”) and convertible debentures of Granite GP (the “GP Convertible Debentures”). The REIT Convertible Debentures and GP Convertible Debentures will be direct unsecured obligations of Granite REIT and Granite GP, respectively, and will be senior or subordinated indebtedness of Granite REIT and Granite GP, respectively, as described in the relevant Prospectus Supplement. Senior REIT Convertible Debentures and GP Convertible Debentures will rank equally in right of payment to all other unsecured and unsubordinated indebtedness of Granite REIT and Granite GP, respectively. Subordinated REIT Convertible Debentures and GP Convertible Debentures will be subordinated in right of payment to the prior payment in full of any senior REIT Convertible Debentures and GP Convertible Debentures, respectively, and to all other senior indebtedness of Granite REIT and Granite GP, respectively.

Prior to an Event of Uncoupling (as defined herein) with respect to Stapled Units, REIT Convertible Debentures and GP Convertible Debentures comprising Stapled Convertible Debentures will trade together as described in “– Stapling of the Stapled Convertible Debentures” below.

Trust Indentures

The REIT Convertible Debentures may be issued under one or more indentures among Granite REIT, as issuer, a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee under applicable provincial legislation (the “REIT Debenture Trustee”), and any applicable guarantor or other party thereto, as supplemented and amended from time to time (each a “REIT Trust Indenture” and, collectively, the “REIT Trust Indentures”). The GP Convertible Debentures may be issued under one or more indentures among Granite GP, as issuer, a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee under applicable provincial legislation (the “GP Debenture Trustee”), and any applicable guarantor or other party thereto, as supplemented and amended from time to time (each a “GP Trust Indenture”, collectively, the “GP Trust Indentures” and, together with REIT Trust Indentures, the “Trust Indentures”).

The registration statement on Form F-10 of which this Prospectus forms a part does not register the offer and sale of Stapled Convertible Debentures.

The statements made hereunder relating to any Trust Indenture and the REIT Convertible Debentures or GP Convertible Debentures to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Stapled Convertible Debentures being offered thereby, including without limitation, where applicable: (i) the designation, aggregate principal amount and authorized denominations (if any) of such Stapled Convertible Debentures; (ii) the currency or currency units for which the Stapled Convertible Debentures may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the price for which or the percentage of the principal amount at which such Stapled Convertible Debentures will be issued; (iv) the date or dates on which such Stapled Convertible Debentures will mature; (v) the rate or rates per annum at which such Stapled Convertible Debentures will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) the REIT Debenture Trustee(s) and GP Debenture Trustee(s) under the Trust Indentures pursuant to which the Stapled Convertible Debentures are to be issued; (viii) any redemption term or terms under which such Stapled Convertible Debentures may be redeemed; (ix) whether such Stapled Convertible Debentures and underlying Stapled Units are to be issued in registered form, “book-entry only” form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) exchange or conversion terms; (xi) whether the REIT Convertible Debentures and GP Convertible Debentures will be subordinated to other liabilities of Granite REIT and Granite GP, respectively; (xii) any sinking or purchase fund provisions; (xiii) any material risk factors associated with the Stapled Convertible Debentures and underlying Stapled Units; and (xiv) any other material terms and conditions of the Stapled Convertible Debentures, including, without limitation, transferability and adjustment terms and whether the Stapled Convertible Debentures will be listed on a stock exchange.

Stapled Convertible Debentures may be offered separately or together with Stapled Units, Stapled Subscription Receipts or Stapled Warrants (see “Description of Units”).

Stapling of the Stapled Convertible Debentures

The REIT Trust Indentures and the GP Trust Indentures will each contain a number of provisions to achieve the “stapling” of the REIT Convertible Debentures and the GP Convertible Debentures. In particular, each REIT Trust Indenture will provide that, prior to an Event of Uncoupling: (i) each REIT Convertible Debenture may be transferred only together with a corresponding GP Convertible Debenture convertible into the same number of GP Shares as the REIT Convertible Debenture is convertible into REIT Units; (ii) no REIT Convertible Debenture may be issued by Granite REIT to any person unless a corresponding GP Convertible Debenture convertible into the same number of GP Shares as the REIT Convertible Debenture is convertible into REIT Units is simultaneously issued by Granite GP under a GP Trust Indenture to such person; (iii) a holder may convert or, if applicable, require Granite REIT to purchase any REIT Convertible Debentures only if it simultaneously converts or requires Granite GP to purchase that same number of corresponding GP Convertible Debentures convertible into the same number of GP Shares as the REIT Convertible Debentures are convertible into REIT Units; (iv) Granite REIT may not redeem any REIT Convertible Debentures unless Granite GP redeems corresponding GP Convertible Debentures convertible into the same number of GP Shares as the REIT Convertible Debentures are convertible into REIT Units; (v) if an adjustment is made to the conversion price applicable to the REIT Convertible Debentures, a corresponding adjustment must be made to the conversion price applicable to the corresponding GP Convertible Debentures; and (vi) an event of default or a waiver thereof in respect of the REIT Convertible Debentures will constitute an event of default or a waiver thereof under a GP Trust Indenture in respect of the corresponding GP Convertible Debentures. Each GP Trust Indenture will contain corresponding provisions in respect of Granite GP, the GP Convertible Debentures and holders thereof. Prior to an Event of Uncoupling, any REIT Units and GP Shares issued on the conversion of REIT Convertible Debentures and corresponding GP Convertible Debentures, respectively, will trade together as Stapled Units.

An “Event of Uncoupling” shall occur only: (i) in the event that holders of REIT Units vote in favour of the uncoupling of REIT Units and GP Shares such that the two securities will trade separately or (ii) at the sole discretion of the trustees of Granite REIT or the directors of Granite GP, but only in the event of bankruptcy, insolvency, winding-up or reorganization (under an applicable law relating to insolvency) of Granite REIT or Granite GP or the taking of corporate action by Granite REIT or Granite GP in furtherance of any such action or the admitting in writing by Granite REIT or Granite GP of its inability to pay its debts generally as they become due.

DESCRIPTION OF STAPLED SUBSCRIPTION RECEIPTS

The following sets forth certain general anticipated terms and provisions of the Stapled Subscription Receipts. The particular terms and provisions of the Stapled Subscription Receipts offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Stapled Subscription Receipts, will be described in such Prospectus Supplement. The following description and any description of Stapled Subscription Receipts in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable subscription receipt agreement and, if applicable, collateral arrangements and depositary, custodial or escrow arrangements relating to such Stapled Subscription Receipts.

Each Stapled Subscription Receipt will be comprised of one REIT Subscription Receipt and one GP Subscription Receipt, which subscription receipts will trade together prior to an Event of Uncoupling. The Stapled Subscription Receipts will be issued under one or more subscription receipt agreements. Granite REIT and Granite GP may issue REIT Subscription Receipts and GP

Subscription Receipts, respectively, that will entitle the holders thereof to receive REIT Units and GP Shares, respectively, upon the satisfaction of certain conditions. Prior to an Event of Uncoupling, any REIT Units and GP Shares issued pursuant to REIT Subscription Receipts and GP Subscription Receipts, respectively, will trade together as Stapled Units.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Stapled Subscription Receipts being offered thereby, including without limitation, where applicable: (i) the number of Stapled Subscription Receipts; (ii) the price at which the Stapled Subscription Receipts will be offered; (iii) conditions to the issuance and delivery of REIT Units and GP Shares pursuant to the REIT Subscription Receipts and GP Subscription Receipts, respectively, and the consequences of such conditions not being satisfied; (iv) the terms and procedures for the issuance and delivery of REIT Units and GP Shares pursuant to REIT Subscription Receipts and GP Subscription Receipts, respectively; (v) the number of REIT Units or GP Shares that may be issued or delivered pursuant to each REIT Subscription Receipt or GP Subscription Receipt, respectively; (vi) the dates or periods during which REIT Units and GP Shares may be issued and delivered pursuant to REIT Subscription Receipts and GP Subscription Receipts, respectively; (vii) whether the Stapled Subscription Receipts and underlying Stapled Units will be issued in fully registered or “book-entry only” form; (viii) any other rights, privileges, restrictions and conditions attaching to the Stapled Subscription Receipts; (ix) any material risk factors associated with the Stapled Subscription Receipts and underlying Stapled Units; and (x) any other material terms and conditions of the Stapled Subscription Receipts, including, without limitation, transferability and adjustment terms and whether the Stapled Subscription Receipts will be listed on a stock exchange. REIT Units and GP Shares issued or delivered pursuant to Stapled Subscription Receipts will be issued for no additional consideration.

Stapled Subscription Receipts may be offered separately or together with Stapled Units, Stapled Convertible Debentures or Stapled Warrants (see “Description of Units”).

Stapling of the Stapled Subscription Receipts

The applicable subscription receipt agreements will contain a number of provisions to achieve the “stapling” of the REIT Subscription Receipts and the GP Subscription Receipts. In particular, the subscription receipt agreements will provide that, prior to an Event of Uncoupling: (i) each REIT Subscription Receipt may be transferred only together with a corresponding GP Subscription Receipt and vice versa; (ii) no REIT Subscription Receipt may be issued by Granite REIT to any person unless a corresponding GP Subscription Receipt is simultaneously issued by Granite GP to such person and vice versa; and (iii) a holder may receive REIT Units pursuant to a REIT Subscription Receipt only if the holder simultaneously receives that same number of GP Shares pursuant to the corresponding GP Subscription Receipts and vice versa.

DESCRIPTION OF STAPLED WARRANTS

The following sets forth certain general anticipated terms and provisions of the Stapled Warrants. The particular terms and provisions of the Stapled Warrants offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Stapled Warrants, will be described in such Prospectus Supplement. The following description and any description of Stapled Warrants in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant indenture and, if applicable, collateral arrangements relating to such Stapled Warrants.

Each Stapled Warrant will be comprised of one REIT Warrant and one GP Warrant, which warrants will trade together prior to an Event of Uncoupling. Each series of REIT Warrants will be issued under a separate indenture (a “REIT Warrant Indenture”) in each case between Granite REIT and a warrant agent determined by Granite REIT. Each series of GP Warrants will be issued under a separate indenture (a “GP Warrant Indenture”) in each case between Granite GP and a warrant agent determined by Granite GP. Prior to an Event of Uncoupling, any REIT Units and GP Shares issued on the conversion of REIT Warrants and GP Warrants, respectively, will trade together as Stapled Units.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Stapled Warrants being offered thereby, including without limitation, where applicable: (i) the title or designation of the Stapled Warrants; (ii) the number of Stapled Warrants offered and the offering price; (iii) the number of REIT Units and GP Shares purchasable upon exercise of the REIT Warrants and GP Warrants, respectively, and the procedures for exercise; (iv) the exercise price of the REIT Warrants and GP Warrants; (v) the dates or periods during which the Stapled Warrants are exercisable and when they expire; (vi) the designation and terms of any other securities with which the Stapled Warrants will be offered, if any, and the number of Stapled Warrants that will be offered with each such security; (vii) any minimum or maximum amounts of Stapled Warrants that may be exercised at any one time; (viii) whether the Stapled Warrants and underlying Stapled Units will be issued in fully registered or “book-entry only” form; (ix) any material risk factors associated with the Stapled Warrants and underlying Stapled Units; and (x) any other material terms and conditions of the Stapled Warrants including, without limitation, transferability and adjustment terms and whether the Stapled Warrants will be listed on a stock exchange. Prior to the exercise of their Stapled Warrants, holders of Stapled Warrants will not have any of the rights of holders of the underlying securities issuable upon exercise of the Stapled Warrants.

Stapled Warrants may be offered separately or together with Stapled Units, Stapled Convertible Debentures or Stapled Subscription Receipts (see “Description of Units”).

Stapling of the Stapled Warrants

Each REIT Warrant Indenture and GP Warrant Indenture will contain a number of provisions to achieve the “stapling” of the REIT Warrants and the GP Warrants. In particular, each REIT Warrant Indenture will provide that, prior to an Event of Uncoupling: (i) each REIT Warrant may be transferred only together with a corresponding GP Warrant; (ii) no REIT Warrant may be issued by Granite REIT to any person unless a corresponding GP Warrant is simultaneously issued by Granite GP to such person; (iii) a holder may exchange REIT Warrants for REIT Units only if it simultaneously exchanges that same number of corresponding GP Warrants for the same number of GP Shares as REIT Units under a GP Warrant Indenture; and (iv) if an adjustment is made to the exercise price applicable to the REIT Warrants, a corresponding adjustment must be made to the exercise price applicable to the GP Warrants under the applicable GP Warrant Indenture. Each GP Warrant Indenture will contain corresponding provisions in respect of Granite GP, the GP Warrants and holders thereof. Prior to an Event of Uncoupling, any REIT Units and GP Shares issued on the conversion of REIT Warrants and GP Warrants, respectively, will trade together as Stapled Units.

DESCRIPTION OF UNITS

The following sets forth certain general anticipated terms and provisions of the Units. The particular terms and provisions of the Units offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Units, will be described in such Prospectus Supplement. The following description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement and, if applicable, collateral arrangements relating to such Units.

Units may be comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so that the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The Securities comprising Units may be separately tradeable immediately upon issuance or, alternatively, the unit agreement or other applicable agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date or event.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, including without limitation, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units or the Securities comprising the Units will be issued in fully registered, “book-entry only” or global form; (iv) any material risk factors associated with the Units; and (v) any other material terms and conditions of the Units.

CONSOLIDATED CAPITALIZATION OF GRANITE

On August 30, 2021, Granite LP issued C$500 million aggregate principal amount of 2.194% Series 6 senior unsecured debentures due August 30, 2028 (the “Debentures”). On August 25, 2021, Granite LP entered into a cross-currency interest rate swap commencing August 30, 2021 whereby Granite LP will exchange the Canadian dollar denominated principal and interest payments related to the Debentures for U.S. dollar denominated principal and interest payments at a fixed interest rate of 2.096% for the 7-year term of the Debentures.

Since June 30, 2021, there have been no material changes in the capitalization of Granite, other than the issuance of the Debentures. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the capitalization of Granite that will result from the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Information regarding prior sales of Securities of the type or class being offered in an offering, and securities convertible into or exercisable or exchangeable for such securities, will be provided as required in a Prospectus Supplement with respect to the offering of such Securities pursuant to such Prospectus Supplement.

MARKET FOR SECURITIES

Trading prices and volume of applicable Securities will be provided, as required, in a Prospectus Supplement with respect to an offering of Securities pursuant to such Prospectus Supplement, if and as applicable.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios for Granite REIT and Granite GP (on a combined basis) will be provided as required in the Prospectus Supplement with respect to the issuance of Stapled Convertible Debentures pursuant to such Prospectus Supplement.

PLAN OF DISTRIBUTION

Granite may sell the Securities to underwriters or dealers purchasing as principal and may also sell the Securities to one or more purchasers directly, or through agents designated from time to time. The Securities may be sold from time to time in one or more transactions at fixed prices or not at fixed prices, such as market prices prevailing at the time of sale, prices related to such prevailing market prices or prices to be negotiated with purchasers (including, without limitation, sales deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities), which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the initial offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is not a fixed price distribution), the net proceeds to Granite and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

If underwriters purchase Securities from Granite REIT and Granite GP as principal, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities as principal will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

The Securities may also be sold directly by Granite, at such prices and upon such terms as may be agreed to by Granite and the purchaser, or through agents designated by Granite from time to time. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

Any underwriter, dealer or agent involved in the offering and sale of the Securities under this Prospectus will be named, and any commissions payable by Granite to such underwriter, dealer or agent will be set forth, in the applicable Prospectus Supplement. Granite may agree to pay to any such underwriter, dealer or agent a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general funds of Granite or from the proceeds of the sale of the Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with Granite to indemnification by Granite against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Any offering of Stapled Convertible Debentures, Stapled Subscription Receipts, Stapled Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Stapled Convertible Debentures, Stapled Subscription Receipts, Stapled Warrants or Units will not be listed on any securities exchange. Certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

In connection with any offering of the Securities, unless otherwise specified in the applicable Prospectus Supplement, and other than in connection with an “at-the-market distribution” as defined in NI 44-102, the underwriters or agents may, subject to applicable law, over-allocate or effect transactions intended to stabilize, or maintain the market price of the Securities offered at levels other than those that might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

No underwriter or agent of an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or agent and no person or company acting jointly or in concert with an underwriter or agent may, in connection with the distribution, over-allot securities or enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter or agent creating an over-allocation position in the Securities.

RISK FACTORS

Prospective investors in a particular offering of the Securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein for the purposes of that offering, the risk factor listed below and the risks described in the documents incorporated by reference in the Prospectus as supplemented by the Prospectus Supplement relating to that offering, including the then-current annual information form of Granite REIT and the then-current annual management’s discussion and analysis and interim management’s discussion and analysis of Granite REIT and Granite GP, to the extent incorporated by reference herein for the purposes of that particular offering of Securities. Additional risk factors relating to a specific offering of Securities, where applicable, will be described in the applicable Prospectus Supplement.

No Market for the Securities

There is currently no trading market for any Stapled Convertible Debentures, Stapled Subscription Receipts, Stapled Warrants or Units that may be offered. No assurance can be given that an active or liquid trading market for these securities will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Stapled Units, general economic conditions and Granite’s financial condition, historic financial performance and future prospects.

USE OF PROCEEDS

The use of proceeds of the sale of any Securities hereunder will be described in the Prospectus Supplement relating to the specific issuance of Securities.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian and U.S. federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of the Securities offered thereby.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Fern Grodner and Jennifer Warren, each a trustee of Granite REIT and a director of Granite GP, reside outside of Canada. Each of Ms. Grodner and Ms. Warren has appointed Granite REIT, 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada, as her agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no trustee of Granite REIT, director of Granite GP or executive officer of Granite, nor any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of Granite’s voting securities, or an associate or affiliate thereof, has any material interests, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Granite.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain Canadian legal matters relating to the issue and sale of the Securities will be passed upon on behalf of Granite by Blake, Cassels & Graydon LLP, certain U.S. legal matters will be passed upon on behalf of Granite by Paul, Weiss, Rifkind, Wharton & Garrison LLP and certain tax matters will be passed upon on behalf of Granite by Davies Ward Phillips & Vineberg LLP.

INTEREST OF EXPERTS

As of the date of this Prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of Granite.

ENFORCEABILITY OF CIVIL LIABILITIES

Granite REIT is a trust formed and existing under Ontario law and Granite GP is a corporation existing under British Columbia law. Most of Granite’s directors and officers, and most of the experts named in this Prospectus and in the documents incorporated by reference herein, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of Granite’s assets, may be located outside the United States. Granite REIT and Granite GP have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon Granite’s civil liability and the civil liability of its directors, officers and experts under the U.S. federal securities laws. Granite has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. Granite has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

Granite REIT and Granite GP filed with the SEC, concurrently with the registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, Granite REIT and Granite GP each appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Granite REIT or Granite GP, as applicable, in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus; (ii) the consent of Deloitte LLP; (iii) the consent of Blake, Cassels & Graydon LLP; and (iv) powers of attorney of the directors and certain officers of Granite GP and the trustees and certain officers of Granite REIT. A copy of the form of applicable subscription receipt agreement and warrant indenture, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed with or furnished to the SEC under the U.S. Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Granite has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.

Granite files annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces and territories of Canada. Under the MJDS adopted by the United States and Canada, documents and other information that Granite files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, Granite is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, Granite is not required to publish financial statements as promptly as U.S. companies. You may read and download some of the documents Granite has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that Granite has filed with the securities commission or similar regulatory authority in each of the provinces and territories of Canada on SEDAR at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Granite REIT and Granite GP are Deloitte LLP, located at Bay Adelaide Centre, East Tower, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9. Deloitte LLP is independent of Granite REIT and Granite GP within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario, and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Stapled Units is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for the Stapled Units in the United States is Computershare Trust Company, N.A. at its offices in Louisville, Kentucky.